(Page 1 of 27 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)1

                                US ONCOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90338W 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Welsh, Carson, Anderson & Stowe IX, L.P.   Ropes & Gray, LLP
     320 Park Avenue, Suite 2500                45 Rockefeller Plaza
     New York, New York 10022                   New York, New York 10111
     Attention: Jonathan M. Rather              Attention: Othon A. Prounis
     Tel: (212) 893-9500                        Tel: (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


---------------------------

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect tothe subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilitise of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90338W 10 3                                       (Page 2 of 27 Pages)


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      Oiler Holding Company
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|X|
                                                           (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware


NUMBER OF               7.  SOLE VOTING POWER              0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER            14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER         0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER       14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                                 14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     16.5%

14. TYPE OF REPORTING PERSON                               CO

CUSIP No. 90338W 10 3                                       (Page 3 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Oiler Acquisition Corp.
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             CO

CUSIP No. 90338W 10 3                                       (Page 4 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Welsh, Carson, Anderson
                                                          & Stowe IX, L.P.
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             PN

CUSIP No. 90338W 10 3                                       (Page 5 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    WCAS IX Associates,
                                                          L.L.C.
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%
14. TYPE OF REPORTING PERSON
                                                         CO

CUSIP No. 90338W 10 3                                       (Page 6 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Patrick J. Welsh
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                       (Page 7 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Russell L. Carson
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                       (Page 8 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Bruce K. Anderson
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                       (Page 9 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Thomas E. McInerney
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 10 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Robert A. Minicucci
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 11 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Anthony J. de Nicola
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 12 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Paul B. Queally
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 13 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    D. Scott Mackesy
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 14 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Sanjay Swani
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 15 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    John D. Clark
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 16 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    James R. Matthews
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 17 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Sean M. Traynor
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 18 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    John Almeida
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 19 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Jonathan M. Rather
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

CUSIP No. 90338W 10 3                                      (Page 20 of 27 Pages)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Eric J. Lee
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)|X|
                                                         (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF               7.  SOLE VOTING POWER            0
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER          14,072,155 shares
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                  10. SHARED DISPOSITIVE POWER     14,072,155 shares
WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                              14,072,155 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.5%

14. TYPE OF REPORTING PERSON                             IN

                                                           (Page 21 of 27 Pages)

                         AMENDMENT NO. 6 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 12, 2001, Amendment No. 1 thereto filed on October 17, 2001, Amendment No. 2 thereto filed on October 24, 2001, Amendment No. 3 thereto filed on November 13, 2001, Amendment No. 4 thereto filed on January 16, 2002 and Amendment No. 5 thereto filed on March 21, 2002 (as so amended, this "Schedule 13D"). Terms defined in this Schedule 13D are used herein as so defined.

         This Schedule 13D is hereby amended so that Items 2, 3, 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 2.  Identity and Background.

(a)      Name
         ----

          This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Oiler Holding Company, a Delaware corporation ("Holdings"), Oiler Acquisition Corp., a Delaware corporation ("Acquisition"), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WCAS IX Associates, LLC, a Delaware limited liability company ("WCAS IX Associates"), Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jonathan M. Rather and Eric J. Lee.

          WCAS IX is the sole stockholder of Holdings and Holdings is the sole stockholder of Acquisition. WCAS IX Associates is the sole general partner of WCAS IX. Each of the individual reporting persons (the "WCAS Persons"), other than Eric J. Lee, are managing members of WCAS IX Associates. Each of the WCAS Persons are employees of an affiliate of WCAS IX Associates. The reporting persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned reporting persons has entered into a Joint Filing Agreement, dated March 24, 2004, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file Amendment No. 6 to this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

          Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

(b)      Principal Address
         -----------------

          The principal address of each reporting person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

(c)      Principal Business
         ------------------

          The principal business of Holdings and Acquisition will be the acquisition of the outstanding shares of the Issuer (as described in Item 4 below). The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX. The principal business of each of the WCAS Persons is that of a managing member of WCAS IX Associates and/or an employee of an affiliate of WCAS IX Associates.

(d and e) No Convictions or Proceedings.
          -----------------------------

          During the last five years, none of the reporting persons, nor any of their executive officers, directors, partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or

                                                           (Page 22 of 27 Pages)

similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship
        -----------

          Holdings and Acquisition are each Delaware corporations. WCAS IX is a Delaware limited partnership. WCAS IX Associates is a Delaware limited liability company. Each of the WCAS Persons, other than D. Scott Mackesy, is a citizen of the United States. D. Scott Mackesy is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

          As of the date of filing, neither Holdings nor Acquisition beneficially owns any shares of Common Stock of the Issuer other than as may be due to being part of a "group" within the meaning of Section 13(d) of the Exchange Act. Holdings and Acquisition were formed by WCAS IX for the purpose of entering into the Merger Agreement (as defined in Item 4 below). The reporting persons collectively own 14,072,155 shares of Common Stock.

          The Merger (as defined in Item 4 below) is expected to be financed by an equity investment in Holdings to be made by WCAS IX and certain related investors, including the WCAS Persons, and certain loan arrangements to be entered into by Holdings and the Issuer with JP Morgan Chase Bank, Wachovia Bank, National Association, and Citicorp North America, Inc. (collectively, the "Lenders").

          Pursuant to two Equity Commitment Letters, dated March 20, 2004 (the "Equity Commitment Letters"), by and between Holdings and WCAS IX, a copy of each of which is attached hereto as Exhibit B, WCAS IX and certain related investors, including the WCAS Persons, will provide up to $304.1 million in cash and an agreed upon number of shares of Common Stock to Holdings. The cash proceeds of such investment will be contributed by Holdings to Acquisition to finance a portion of the consideration for the Merger. Any contributed shares will be cancelled in the Merger. Pursuant to the Equity Commitment Letters, a designee of WCAS IX will receive a financing fee equal to $17.3 million and WCAS IX and its affiliates will be reimbursed for all of their out-of-pocket fees and expenses.

     Pursuant to a Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004 (the "Debt Commitment Letter"), by and among Holdings and the Lenders, a copy of which is attached hereto as Exhibit C, the Lenders have agreed to provide (i) a $450.0 million senior secured term loan facility and (ii) a $100.0 million revolving credit facility (collectively, the "Bank Facility"). The Debt Commitment Letter contemplates that the Issuer and/or Holdings will issue an aggregate $625.0 million unsecured senior subordinated notes (the "Notes") pursuant to a Rule 144A offering. In the event that the Notes are not issued at the time the Merger is consummated, the Lenders have agreed to provide a bridge loan facility in the amount of up $625.0 million under a senior unsecured credit facility (the "Bridge Facility"). The Bank Facility and the Bridge Facility are expected to contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds of these loan arrangements will be used to finance a portion of the consideration for the Merger.

          The foregoing descriptions of the Equity Commitment Letters and Debt Commitment Letter are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibits B and C, respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

          (a through j) On March 20, 2004, Holdings, Acquisition and the Issuer entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit D (the "Merger Agreement"), pursuant to which Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the

                                                           (Page 23 of 27 Pages)

surviving corporation (the "Merger"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by WCAS IX or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $15.05 in cash (the "Merger Consideration"). All outstanding delayed share delivery agreements of the Issuer will be accelerated and the counterparties to such agreements will receive the Merger Consideration for each share of stock to be delivered by the Issuer pursuant to such agreements. In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Issuer.

          Pursuant to the Merger Agreement, the board of directors of Acquisition at the effective time of the Merger will become the board of directors of the Issuer. In addition, the certificate of incorporation and bylaws of the Issuer will, subject to certain exceptions, be amended and restated at the effective time of the Merger to conform to such organizational documents of Acquisition.

          If the Merger is consummated, the Common Stock will be delisted from the Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Exchange Act.

          The foregoing description of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit D, and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

          The following information is based on a total of 85,348,766 shares of Common Stock outstanding as of March 19, 2004 as set forth in the Merger Agreement.

          (a) As of the date of filing, neither Holdings nor Acquisition beneficially owns any shares of Common Stock of the Issuer other than as may be due to being part of a "group" within the meaning of Section 13(d) of the Exchange Act. WCAS IX owns 12,447,744 shares of Common Stock, or approximately 14.5% of the Common Stock outstanding.

                  Managing Members of WCAS IX Associates
                  --------------------------------------

                  (i) Patrick J. Welsh directly beneficially owns 384,160 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

                  (ii) Russell L. Carson directly beneficially owns 551,394 shares of Common Stock (including 61,000 shares issuable upon exercise of presently- exercisable stock options), and indirectly beneficially owns (through trusts for the benefit of his children) 16,000 shares of Common Stock, or, in the aggregate, 628,394 shares of Common Stock or approximately 0.7% of the Common Stock outstanding.

                  (iii) Bruce K. Anderson directly beneficially owns 303,391 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

                                                           (Page 24 of 27 Pages)

                  (iv) Thomas E. McInerney directly beneficially owns 144,655 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                  (v) Robert A. Minicucci directly beneficially owns 76,169 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (vi) Anthony J. deNicola directly beneficially owns 37,844 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (vii) Paul B. Queally directly beneficially owns 34,062 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (viii) D. Scott Mackesy directly beneficially owns 4,751 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (ix) Sanjay Swani directly beneficially owns 949 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (x) John D. Clark directly beneficially owns 950 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (xi) James R. Matthews directly beneficially owns 950 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (xii) Sean D. Traynor directly beneficially owns 1,559 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                                                           (Page 25 of 27 Pages)

                  (xiii) John Almeida directly beneficially owns 487 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (xiv) Jonathan M. Rather directly beneficially owns 5,700 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  Certain Present Employees of Affiliates of WCAS IX Associates
                  -------------------------------------------------------------

                    Eric J. Lee, a present employee of an affiliate WCAS IX Associates, owns 390 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) WCAS IX, WCAS IX Associates, and the WCAS Persons may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of all of the shares of Common Stock owned by WCAS IX, WCAS IX Associates and the WCAS Persons. Each of the WCAS Persons, however, disclaims beneficial ownership of all shares of Common Stock other than the shares he owns directly or by virtue of his indirect pro rata interest, if a managing member of WCAS IX Associates, in the shares owned by WCAS IX.

          (c) Except as described in Item 3 above, none of the reporting persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

          (d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the reporting persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Each of the WCAS Persons and WCAS IX have an understanding to contribute, immediately prior to the Merger, substantially all of the shares of Common Stock held by them to Holdings in exchange for equity of Holdings. WCAS IX's partnership agreement contains provisions restricting the other reporting persons and employees of affiliates of WCAS IX Associates from transferring shares of Common Stock. Section 8.04(a) of the partnership agreement is attached hereto as Exhibit E. The restrictions do not permit any such individual to sell shares of Common Stock until at least 25% of the maximum amount of shares of Common Stock held by WCAS IX have been sold or otherwise disposed of. Thereafter, no such individual shall sell shares of Common Stock in an amount which exceeds, as a percentage of shares of Common Stock held by such individual, the percentage of the maximum amount of shares of Common Stock held by WCAS IX that, at the time, have been sold or otherwise disposed of by WCAS IX.

Item 7.  Material to be Filed as Exhibits.

        A.    Joint Filing Agreement dated March 24, 2004.

        B. Equity Commitment Letters, dated as of March 20, 2004, between Holdings and WCAS IX.

        C. Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004, by and among Holdings and the Lenders.

        D. Agreement and Plan of Merger, dated as of March 20, 2004, by and among Holdings, Acquisition and the Issuer.

        E.    Section 8.04(a) of the partnership agreement of WCAS IX.

                                                           (Page 26 of 27 Pages)


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2004

                                       OILER HOLDING COMPANY

                                       By: /s/ Jonathan M. Rather
                                       -------------------------------
                                       Vice President

                                       OILER ACQUISITION CORP.

                                       By: /s/ Jonathan M. Rather
                                       -------------------------------
                                       Vice President

                                       WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                       By: WCAS IX Associates, LLC,
                                                General Partner

                                       By: /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Managing Member

                                       WCAS IX ASSOCIATES, LLC

                                       By: /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Managing Member

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Patrick J. Welsh

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Russell L. Carson

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Bruce K. Anderson

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Thomas E. McInerney

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Robert A. Minicucci

                                                           (Page 28 of 28 Pages)

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Anthony J. deNicola

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Paul B. Queally

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/D. Scott Mackesy

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Sanjay Swani

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/John D. Clark

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/James R. Matthews

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Sean D. Traynor

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/John Almeida

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Jonathan M. Rather

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Eric J. Lee

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D
                         ------------------------------


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: March 24, 2004

                                       OILER HOLDING COMPANY

                                       By: /s/ Jonathan M. Rather
                                       -------------------------------
                                       Vice President

                                       OILER ACQUISITION CORP.

                                       By: /s/ Jonathan M. Rather
                                       -------------------------------
                                       Vice President

                                       WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                       By: WCAS IX Associates, LLC,
                                                General Partner

                                       By: /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Managing Member

                                       WCAS IX ASSOCIATES, LLC

                                       By: /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Managing Member

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Patrick J. Welsh

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Russell L. Carson

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Bruce K. Anderson

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Thomas E. McInerney

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Robert A. Minicucci

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Anthony J. deNicola

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Paul B. Queally

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/D. Scott Mackesy

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Sanjay Swani

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/John D. Clark

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/James R. Matthews

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Sean D. Traynor

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/John Almeida

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Jonathan M. Rather

                                       /s/ Jonathan M. Rather
                                       ----------------------------------------
                                       Attorney-in-Fact/Eric J. Lee

                                                                       Exhibit B
                                                                       ---------


                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           320 Park Avenue, Suite 2500
                          New York, New York 10022-6815


                                                            As of March 20, 2004

Oiler Holding Company
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022-6815

Ladies and Gentlemen:

          Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among Oiler Holding Company, a Delaware corporation ("Parent"), Oiler Acquisition Corp., a Delaware corporation ("Acquisition"), and US Oncology, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

          Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS IX") hereby commits to Parent that, at the Effective Time, subject to the satisfaction or waiver (with WCAS IX's consent) of each of the conditions precedent set forth in Sections 6.1 and 6.2 of the Merger Agreement, WCAS IX and certain investors (together with WCAS IX, the "Investors") shall purchase equity of Parent for an aggregate purchase price equal to the sum of (i) $304,100,000 in cash and (ii) 1,601,228 shares of Company Common Stock (the "Contributed Shares"). The cash proceeds of such purchase will be contributed by Parent to Acquisition in exchange for common equity of Acquisition and used by Acquisition to provide a portion of the funds needed to consummate the Merger, to finance the Company's tender offer for its existing senior subordinated notes, to repay certain of the existing senior indebtedness of the Company and to pay transaction expenses in connection with the Merger and the transactions related thereto. The Contributed Shares shall be cancelled in the Merger as provided in the Merger Agreement. WCAS IX's commitment and other obligations under this letter agreement will terminate upon the termination of the Merger Agreement.

          At the Closing, Parent shall cause the Surviving Corporation to pay WCAS Management Corporation or another designee of WCAS IX a financing fee equal to $17,300,000, payable in immediately available funds. Parent further agrees to cause the Surviving Corporation to reimburse WCAS IX and its affiliates for (or pay on their behalf) all of the out-of-pocket fees and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement and this letter agreement, including, without limitation, the fees and expenses of their legal, accounting, financial and other advisors.

          Notwithstanding anything that may be expressed or implied in this letter agreement, Parent covenants, agrees and acknowledges that no Person other than WCAS IX shall have any obligation to capitalize Parent or Acquisition hereunder and that, notwithstanding that WCAS IX and certain of the other Investors are partnerships, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of WCAS IX or of any other Investor, against any current or future general or limited partner of WCAS IX or of any other Investor or against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise. Without limiting the generality of the foregoing it is expressly agreed and acknowledged by Parent that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of WCAS IX or of any other Investor or any current or future general or limited partner of WCAS IX or of any Investor or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of WCAS IX or of any Investor under this letter agreement or any documents or instruments delivered in connection herewith or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.

          Each of WCAS IX and Parent covenants, agrees and acknowledges that:
(i) this letter agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; (iii) except for the obligations hereunder to WCAS Management Corporation nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement;
(iv) this letter agreement and all claims arising hereunder shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof; (v) any claim arising under this letter agreement shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims and (vi) this letter agreement, together with the Merger Agreement and the other agreements executed in connection with the Merger Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto.

                                                Very truly yours,

                                                WELSH, CARSON, ANDERSON &
                                                  STOWE IX, L.P.

                                                By WCAS IX Associates LLC,
                                                  General Partner

                                                /s/ D. Scott Mackesy


                                                By
                                                  ----------------------
                                                  Managing Member


Accepted and agreed to as of
the first date above written:

OILER HOLDING COMPANY

/s/ D. Scott Mackesy


By
  ----------------------
  Name: D. Scott Mackesy
  Title: President

                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           320 Park Avenue, Suite 2500
                          New York, New York 10022-6815



                                                            As of March 20, 2004


Oiler Holding Company
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022-6815

Ladies and Gentlemen:

          Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among Oiler Holding Company, a Delaware corporation ("Parent"), Oiler Acquisition Corp., a Delaware corporation ("Acquisition"), and US Oncology, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

          Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS IX") hereby commits to Parent that, at the Effective Time, subject to the satisfaction or waiver (with WCAS IX's consent) of each of the conditions precedent set forth in Sections 6.1 and 6.2 of the Merger Agreement, WCAS IX and certain investors (together with WCAS IX, the "Investors") shall contribute 12,393,927 shares of Company Common Stock (the "Contributed Shares") to Parent in exchange for common equity of Parent. The Contributed Shares shall be cancelled in the Merger as provided in the Merger Agreement. WCAS IX's commitment and other obligations under this letter agreement will terminate upon the termination of the Merger Agreement.

          Parent agrees to cause the Surviving Corporation to reimburse WCAS IX and its affiliates for (or pay on their behalf) all of the out-of-pocket fees and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement and this letter agreement, including, without limitation, the fees and expenses of their legal, accounting, financial and other advisors.

          Notwithstanding anything that may be expressed or implied in this letter agreement, Parent covenants, agrees and acknowledges that no Person other than WCAS IX shall have any obligation to capitalize Parent or Acquisition hereunder and that, notwithstanding that WCAS IX and certain of the other Investors are partnerships, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of WCAS IX or of any other Investor, against any current or future general or limited partner of WCAS IX or of any other Investor or against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise. Without limiting the generality of the foregoing it is expressly agreed and acknowledged by Parent that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of WCAS IX or of any other Investor or any current or future general or limited partner of WCAS IX or of any Investor or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of WCAS IX or of any Investor under this letter agreement or any documents or instruments delivered in connection herewith or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.

          Each of WCAS IX and Parent covenants, agrees and acknowledges that:
(i) this letter agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; (iii) nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement; (iv) this letter agreement and all claims arising hereunder shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof; (v) any claim arising under this letter agreement shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims and (vi) this letter agreement, together with the Merger Agreement and the other agreements executed in connection with the Merger Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto.

                                               Very truly yours,

                                               WELSH, CARSON, ANDERSON &
                                                 STOWE IX, L.P.

                                               By WCAS IX Associates LLC,
                                                  General Partner




                                               By /s/ D. Scott Mackesy
                                               -----------------------
                                                   Managing Member


Accepted and agreed to as of
the first date above written:


OILER HOLDING COMPANY


By /s/ D. Scott Mackesy
-----------------------
   Name: D. Scott Mackesy
   Title: President

                                                                       Exhibit C
                                                                       ---------

                              JPMorgan Chase Bank
                          J.P. Morgan Securitise Inc.
                                270 Park AVenue
                       New York, NY 10017 March 20, 2004

                      Wachovia Bank, National Association
                         Wachovia Capital Markets, LLC
                            1 Wachovia Center, DC 6
                            301 South College Street
                              Charlotte, NC 28288

                          Citicorp North America, Inc.
                          Citgroup Global Markets Inc.
                              390 Greenwich Street
                               New York, NY 10013

                                                                  March 20, 2004

Oiler Holding Company
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, NY  10022

Attention of D. Scott Mackesy


                                  Project Oiler
                                  -------------
                  $550,000,000 Senior Secured Credit Facilities
                  ---------------------------------------------
                $625,000,000 Senior Subordinated Bridge Facility
                ------------------------------------------------
                                Commitment Letter
                                -----------------

Ladies and Gentlemen:

   You have advised JPMorgan Chase Bank ("JPMCB"), J.P. Morgan Securities Inc. ("JPMorgan"), Wachovia Bank, National Association ("Wachovia"), Wachovia Capital Markets, LLC ("WCM"), Citicorp North America, Inc. ("CNAI" and, together with JPMorgan and Wachovia, the "Agents") and Citigroup Global Markets Inc. ("CGMI") that you intend to consummate the Transactions (such term and each other capitalized term used but not defined herein having the meanings assigned to them in the Term Sheets (as defined below)).

   In connection with the foregoing, (a) JPMCB is pleased to advise you of its commitment to provide (i) 33.34% of the aggregate principal amount of the Senior Facilities, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Senior Facilities Term Sheet"), and (ii) 33.34% of the aggregate principal amount of the Bridge Facility, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the "Bridge Facility Term Sheet" and, together with the Senior Facilities Term Sheet, the "Term Sheets"); (b) Wachovia is pleased to advise you of its commitment to provide (i) 33.33% of the aggregate principal amount of the Senior Facilities, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Senior Facilities Term Sheet, and (ii) 33.33% of the aggregate principal amount of the Bridge Facility, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the

Bridge Facility Term Sheet; and (c) CNAI is pleased to advise you of its commitment to provide (i) 33.33% of the aggregate principal amount of the Senior Facilities, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Senior Facilities Term Sheet, and (ii) 33.33% of the aggregate principal amount of the Bridge Facility, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Bridge Facility Term Sheet. The commitments described in this paragraph are collectively referred to herein as the "Commitments".

   It is understood and agreed that (a) JPMCB will act as the sole and exclusive administrative agent and collateral agent for the Senior Facilities and as sole and exclusive documentation agent for the Bridge Facility, (b) Wachovia will act as the sole and exclusive syndication agent for the Facilities, (c) CNAI will act as the sole and exclusive administrative agent for the Bridge Facility and as the sole and exclusive documentation agent for the Senior Facilities and (d) each will, in such capacities, perform the duties customarily associated with such roles. It is also understood and agreed that (a) JPMorgan, CGMI and WCM will act as joint arrangers for the Senior Facilities (in such capacities, the "Senior Facilities Arrangers"), (b) JPMorgan and WCM will act as joint lead arrangers and joint bookrunners for the Senior Facilities (in such capacities, the "Lead Arrangers") and (c) CGMI, JPMorgan and WCM will act as joint arrangers and joint bookrunners for the Bridge Facility (in such capacities, the "Bridge Facility Arrangers" and, together with the Senior Facilities Arrangers and the Lead Arrangers, the "Arrangers"), in each case, upon the terms set forth or referred to in this Commitment Letter and in the Term Sheets. It is further understood and agreed that (a) no additional agents, co-agents, arrangers, co-arrangers or bookrunners will be appointed and no other titles awarded in connection with the Facilities without the approval of the Arrangers and (b) no compensation (other than as expressly contemplated by the Term Sheets or the Fee Letters referred to below) will be paid in connection with the Facilities unless you and we so agree.

   Each Agent reserves the right, prior to or after the execution of definitive documentation for the Facilities, to syndicate all or a portion of its Commitments to one or more financial institutions that will become parties to such definitive documentation pursuant to (a) syndications of the Senior Facilities to be managed by JPMorgan and (b) a syndication of the Bridge Facility to be managed by CGMI (the financial institutions becoming parties to such definitive documentation being collectively referred to as the "Lenders"). You understand that each of the Facilities will be separately syndicated. The Arrangers may decide to commence syndication efforts promptly, and you agree actively to assist the Arrangers in completing a timely and orderly syndication satisfactory to the Arrangers. Such assistance shall include, but not be limited to (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending and investment banking relationships and the existing lending and investment banking relationships of the Fund, the Borrower and Oiler, (b) direct contact during the syndications between your senior management, representatives and advisors and those of the Fund, the Borrower and Oiler, on the one hand, and the proposed Lenders, on the other hand, (c) your assistance (including the use of commercially reasonable efforts to cause the Fund, the Borrower, Oiler and your and their respective affiliates and advisors to assist) in the preparation of Confidential Information Memoranda for the Facilities and other marketing materials to be used in connection with the syndications and (d) the hosting, with the Arrangers, of one or more meetings of prospective Lenders.

   It is understood and agreed that (a) JPMorgan will, after consultation with you and the other Arrangers, manage all aspects of the syndications of the Senior Facilities, and (b) CGMI will, after consultation with you and the other Arrangers, manage all aspects of the syndication of the Bridge Facility, in each case including selection of Lenders, determination of when such Arranger will approach potential Lenders and the time of acceptance of the Lenders' commitments, any naming rights and the final allocations of the commitments among the Lenders. It is also understood and agreed that the amount and distribution of fees among the Lenders (a) under the Senior Facilities will be at JPMorgan's discretion, after consultation with you and the other Arrangers, and (b) under the Bridge Facility will be at CGMI's discretion, after consultation with you and the other Arrangers. To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to each Agent and each Arranger (and to use commercially reasonable efforts to cause the Fund, the Borrower and Oiler to provide) all information with respect to you, the Borrower, Oiler and their respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as they may reasonably request in connection with the structuring, arrangement and syndication of the Facilities. At the request of the Arrangers, you agree to assist (and to use commercially reasonable efforts to cause the Borrower and Oiler to assist) in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to you, the Borrower, Oiler, your or their respective subsidiaries or affiliates and any of your or their respective securities for purposes of Federal and state securities laws.

   The Commitments and the Agents' and the Arrangers' agreements to perform the services described herein are subject to the condition that (a) all information other than the Projections (the "Information") that has been or will be prepared by or on behalf of you, the Fund, the Borrower, Oiler or any of your or their authorized representatives and made available to any Agent or any Arranger (taken as a whole and giving effect to all written updates thereto) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be prepared by or on behalf of you, the Fund, the Borrower, Oiler or any of your or their authorized representatives and made available to any Arranger or any Agent have been or will be prepared in good faith based upon assumptions that are reasonable at the time of preparation and at the time the related Projections are made available to any Agent or any Arranger. You agree that if at any time from and including the date hereof until the Closing Date the condition in the preceding sentence would not be satisfied if the Information and the Projections were being furnished at such time, then you will promptly supplement the Information and the Projections so that such condition would be satisfied under those conditions. In arranging the Facilities, including the syndications of the Facilities, the Agents and the Arrangers will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

   As consideration for the Commitments and the Agents' and the Arrangers' agreement to structure, arrange and syndicate the Facilities in connection therewith, you agree to pay (or to cause the Borrower to pay) to the Agents and the Arrangers the fees as set forth in the Term Sheets, in the Fee Letter dated the date hereof and delivered herewith with respect to the Facilities (the "Fee Letter") and in the Administrative Agent's Fee Letter dated the date hereto between you and JPMCB (the "Administrative Agent's Fee Letter" and, together with the Fee Letter, the "Fee Letters").

   Each Commitment and each Agent's agreement and each Arranger's agreement to perform the services described herein are subject to (a) each Agent's and Arranger's not having discovered or otherwise become aware of information not previously disclosed to it that it believes to be materially inconsistent with its understanding, based on information provided to it prior to the date hereof, of the business, operations, assets, liabilities, financial condition or results of operations of you, the Borrower, Oiler and your and their respective subsidiaries, taken as a whole, (b) there not having occurred since December 31, 2003, any event, change, condition, circumstance or state of facts or aggregation of events, changes, conditions, circumstances or state of facts, that has had or could reasonably be expected to have, individually or in the aggregate (i) a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of you, the Borrower, Oiler and your and their respective subsidiaries, taken as a whole, whether or not covered by insurance, or (ii) a material adverse effect on the ability of the Borrower to perform its obligations under the Facilities, provided that, for purposes of this clause (b), a "material adverse effect" shall be deemed not to include a material adverse effect arising directly as a result of changes or proposed changes in laws that result in changes in reimbursement by governmental payors (it being understood that any change or proposal of a change in pricing or reimbursement by any commercial entity (other than governmental payors) that has had or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of you, the Borrower, Oiler and your and their respective subsidiaries, taken as a whole, shall be deemed to be a "material adverse effect" for purposes of this clause (b)), (c) there not having occurred any circumstance, change or condition in the loan syndication, financial or capital markets (including, without limitation, high-yield market) that, in the judgment of such Arranger, could reasonably be expected to materially impair the syndication of any of the Facilities or the issuance and sale of the Senior Subordinated Notes, (d) the satisfaction of such Arranger that, prior to and during the syndication of the Facilities, there shall be no competing issues of debt securities or commercial bank or other credit facilities of you, the Borrower, Oiler or your or their respective subsidiaries being offered, placed or arranged (other than the Senior Subordinated Notes), (e) the negotiation, execution and delivery of definitive documentation with respect to the Facilities satisfactory to each Agent and counsel for the Agents, (f) the Arrangers having been afforded a reasonable period to syndicate the Facilities and (g) the other conditions set forth or referred to herein and in the Term Sheets (including the annexes thereto). Those matters that are not covered by or made clear under the provisions hereof and of the Term Sheets are subject to the reasonable approval and agreement of the Agents, the Arrangers and you.

   You agree to cause the Borrower to engage (and, if requested by any Investment Bank (as defined below), you agree to engage) one or more investment banks (each, an "Investment Bank" and collectively, the "Investment Banks") reasonably satisfactory to the Arrangers to publicly sell or privately place (a) in the case of the Borrower, non-convertible debt securities of the Borrower (the "Borrower Securities") or (b) non-convertible debt securities issued by you (the "Holdings Securities" and, together with the Borrower Securities, the "Securities") that will provide proceeds in an amount equal to the proposed amount of the Bridge Facility or, once the Bridge Facility has been funded, in an amount sufficient to repay all or any portion of the principal and other amounts then outstanding under the Bridge Facility (it being understood that you shall not be required to sell Holdings Securities in an amount in excess of the limitations, if any, set forth in the fourteenth paragraph of the Fee Letter). You further agree, subject to the remainder of this paragraph, to take actions reasonably necessary to enable the Investment Banks to sell publicly or place privately the Securities. Upon notice by an Investment Bank (a "Securities Demand"), at any time and from time to time, if all loans under the Bridge Facility shall not have been made or repaid in full, the Borrower or you, as applicable, will cause the issuance and sale of Securities upon such terms and conditions as specified in the Securities Demand (it being understood that there may be more than one Securities Demand but that the Investment Banks shall not be entitled to any Securities Demand if $625,000,000 (less the Untendered Amount) in aggregate principal amount of Senior Subordinated Notes have been previously issued), provided that (a) the interest or discount rate (whether floating or fixed) shall be determined by such Investment Bank in light of the then-prevailing market conditions but in no event shall (i) the weighted average total effective yield of the Securities exceed 13.50% per annum or (ii) the weighted average cash-pay yield of the Securities exceed 11.50% per annum; (b) such Investment Bank and the Borrower or you, as applicable, shall determine whether the Securities shall be issued through a public offering or a private placement; (c) the maturity of any Securities shall not be earlier than one year after the maturity of the Tranche B Facility; (d) the Securities shall be issued pursuant to an indenture or other governing document in the form negotiated by the Borrower or you, as applicable, and such Investment Bank, and such indenture or other governing document shall contain such terms, conditions and covenants as are typical and customary for similar financings and as are reasonably satisfactory in all respects to such Investment Bank and its counsel and the Borrower or you, as applicable, and its or your counsel; and (e) all other arrangements with respect to the Securities shall be reasonably satisfactory in all respects to such Investment Bank and the Borrower or you, as applicable, in light of the then-prevailing market conditions.

   By executing this Commitment Letter, you agree (a) to indemnify and hold harmless the Agents, the Arrangers and their respective officers, directors, employees, affiliates, agents, advisors, representatives and controlling persons from and against any and all losses, claims, damages, liabilities and expenses, joint or several, that may be incurred by or asserted or awarded against any such person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with this Commitment Letter, the Term Sheets, the Fee Letter, the Transactions and the Facilities, regardless of whether any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final judgment of a court to have resulted from the willful misconduct or gross negligence of such indemnified party, and (b) in the circumstances set forth in the Fee Letter, to reimburse the Agents, the Arrangers and their respective affiliates, upon presentation of a summary statement in reasonable detail, for all reasonable out-of-pocket expenses (including, without limitation, reasonable out-of-pocket expenses of the Agents' and the Arrangers' due diligence investigations, consultants' fees, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel) incurred in connection with the Facilities and the preparation of any related documentation (including this Commitment Letter, the Term Sheets, the Fee Letters, the definitive documentation for the Facilities and any security arrangements in connection therewith). Notwithstanding any other provision of this Commitment Letter, no indemnified person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with its activities related to the Facilities.

   You acknowledge the Agents, the Arrangers and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Agents, the Arrangers or any of their respective affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by the Agents, the Arrangers or any of their respective affiliates of services for other companies, and none of the Agents, the Arrangers or any of their respective affiliates will furnish any such information to other companies. You also acknowledge that none of the Agents, the Arrangers or any of their respective affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Fund, the Borrower, Oiler or your or their respective subsidiaries, confidential information obtained by you or it or any of your or its respective affiliates from other companies.

   This Commitment Letter, the Commitments and the agreements of the Agents and the Arrangers shall not be assignable by you without the prior written consent of the other parties hereto, and any attempted assignment without such consent shall be void; provided, however, that this Commitment Letter, the Commitments hereunder and the Fee Letter may be assigned by you to the Borrower pursuant to a writing reasonably satisfactory to each of the Agents and the Arrangers, so long as you remain liable for all your obligations hereunder and thereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Agents and the Arrangers and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter is solely for the benefit of the parties hereto and the indemnitees referred to herein and no other person shall acquire or have any rights under or by virtue of this Commitment Letter (other than, following any assignment to the Borrower in accordance with the first sentence of this paragraph, the Borrower). This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. The Agents and the Arrangers may perform the duties and activities described hereunder through any of their respective affiliates and the provisions of the second preceding paragraph shall apply with equal force and effect to any of such affiliates so performing any such duties or activities.

   You, the Agents and the Arrangers irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions, this Commitment Letter, the Term Sheets, the Fee Letters or the performance of services hereunder or thereunder. You, the Agents and the Arrangers hereby agree that service of any process, summons, notice or document by registered mail addressed to said party shall be effective service of process for any suit, action or proceeding brought in any such court. You, the Agents and the Arrangers irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You, the Agents and the Arrangers agree that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon you and may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment. You, the Agents and the Arrangers irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheets, the Fee Letters or the performance of services hereunder or thereunder.

   You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheets, the Fee Letters, the contents of any of the foregoing or the activities of the Agents or the Arrangers pursuant hereto or thereto to any person without the prior approval of the Agents and the Arrangers, except that you may disclose (a) this Commitment Letter, the Term Sheets, the Fee Letters and the contents hereof and thereof (i) to (A) the Investors and their respective affiliates and (B) your and their respective shareholders, partners, members, officers, employees, attorneys, accountants and advisors, in the case of clauses (A) and (B), on a confidential and need-to-know basis and (ii) as required by applicable law or compulsory legal process or as requested by a governmental authority, in which case you agree to inform us promptly thereof,
(b) this Commitment Letter, the Term Sheets and the contents hereof and thereof (but not the Fee Letters or the contents thereof) to Oiler and its officers, directors, employees, attorneys, accountants and advisors, in each case in connection with the Transactions and on a confidential and need-to-know basis,
(c) this Commitment Letter, the Term Sheets and the contents hereof and thereof (but not the Fee Letters or the contents thereof) in any public filing, prospectus or offering memorandum in connection with the Transactions or the financing thereof and (d) the terms of the Facilities and drafts of the definitive documentation in respect of the Facilities to rating agencies on a confidential basis.

Notwithstanding anything herein to the contrary, any party subject to confidentiality obligations hereunder or under any other related document (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, such party's U.S. federal income tax treatment and the U. S. federal income tax structure of the transactions contemplated hereby relating to such party and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, no such party shall disclose any information relating to such tax treatment or tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.

   Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to JPMCB the enclosed duplicate originals (or facsimiles) of this Commitment Letter and the Fee Letter not later than 5:00 p.m., New York City time, on March 20, 2004. The Commitments will expire at such time in the event that JPMCB has not received such executed duplicate originals (or facsimiles) in accordance with the immediately preceding sentence. In the event that the initial borrowing under the Facilities does not occur on or before July 31, 2004, then this Commitment Letter and the Commitments shall automatically terminate unless the Agents and the Arrangers shall, in their sole discretion, agree to an extension. The compensation, reimbursement, indemnification, jurisdiction, syndication, securities demand and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitments, provided that your obligations under this Commitment Letter, other than those relating to compensation, reimbursement, jurisdiction, syndication, confidentiality and the securities demand shall automatically terminate and be superseded by the definitive documentation relating to the Facilities upon the execution thereof, and you shall be released from all liability in connection therewith at such time.

   We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

                                                    Very truly yours,

                                                    JPMORGAN CHASE BANK,

                                                    /s/ Gary L. Spevack
                                                    by________________________
                                                    Name: Gary L. Spevack
                                                    Title: Vice President


                                                    J.P. MORGAN SECURITIES INC.,

                                                    /s/ Andrew Brode
                                                    by__________________________
                                                    Name: Andrew Brode
                                                    Title: Vice President


                                                    WACHOVIA BANK, NATIONAL
                                                      ASSOCIATION,

                                                    /s/ Tye Nordberg
                                                    by__________________________
                                                    Name: Tye Nordberg
                                                    Title: Vice President


                                                    WACHOVIA CAPITAL MARKETS,
                                                      LLC,

                                                    /s/ Tye Nordberg
                                                    by__________________________
                                                    Name: Tye Nordberg
                                                    Title: Vice President


                                                    CITICORP NORTH AMERICA,
                                                      INC.,

                                                    /s/ John Peruzzi
                                                    by__________________________
                                                    Name: John Peruzzi
                                                    Title: Authorized Person

                                                    CITIGROUP GLOBAL MARKETS
                                                      INC.,


                                                    /s/ John Peruzzi
                                                    by__________________________
                                                    Name: John Peruzzi
                                                    Title: Authorized Person

Accepted and agreed to as of
the date first above written:


OILER HOLDING COMPANY,

/s/ D. Scott Mackesy

by____________________________
Name: D. Scott Mackesy
Title: President

CONFIDENTIAL
March 20, 2004

                                  Project Oiler
                                  -------------
                  $550,000,000 Senior Secured Credit Facilities
                  ---------------------------------------------
                    Summary of Principal Terms and Conditions
                    -----------------------------------------

BORROWER:           Oiler Acquisition Corp., a newly-formed Delaware corporation
                    (the "Borrower") and a wholly owned subsidiary of Oiler
                    Holding Company, a Delaware corporation ("Holdings"), all the equity interests in which will be owned by one or more affiliates of Welsh, Carson, Anderson & Stowe IX, L.P. (the
                    "Fund") and certain other investors designated by the Fund and reasonably satisfactory to the Agents (together with the Fund, the "Investors"). Following the Merger, the "Borrower" will be a Delaware corporation previously identified to the Agents as "Oiler".

TRANSACTIONS:       Pursuant to an Agreement and Plan of Merger (the "Merger
                    Agreement") to be entered into among Holdings, the Borrower and Oiler, (a) the Borrower will be merged (the "Merger") with and into Oiler, with Oiler surviving the Merger, (b) each outstanding share of common stock of Oiler (other than shares held by holders who properly exercise appraisal rights and shares held by the Investors and Holdings) will be converted in the Merger into the right to receive $15.05 in cash, (c) options and warrants to acquire shares of common stock of Oiler that are "in-the-money", and all of Oiler's "delayed delivery" agreements with physicians, will be canceled pursuant to the Merger Agreement in exchange for a lump-sum payment based on the per-share merger consideration of $15.05 (the aggregate amount payable under clauses (b) and (c) is referred to herein as the "Merger
                    Consideration") and (d) all shares of common stock of Oiler owned by the Investors will be contributed to Holdings in return for common and preferred equity of Holdings (the
                    "Roll-over Equity Contribution").

                    In connection with the Merger, (a) the Investors and certain members of management of Oiler will contribute not less than $314,100,000 in cash to Holdings (less the amount of cash held by Oiler and its subsidiaries on the Closing Date in excess of $150,000,000, less the aggregate amount (such amount, the "Existing Synthetic Lease Prepayment Amount")) of payments made prior to the Closing Date in respect of the termination of the Existing Synthetic Lease Facility (as defined below)) in exchange for common and preferred stock of Holdings, the aggregate proceeds of which will be contributed by Holdings to the Borrower as common equity (such contributions being referred to herein as the "Equity Contributions"); (b) the Borrower will obtain the senior secured credit facilities (the "Senior Facilities") described below under the caption "Senior Facilities" on the date on which the Merger is consummated (the "Closing Date"); (c) the Borrower will (i) issue up to $625,000,000 in aggregate principal amount of its senior subordinated notes (the "Senior Subordinated Notes") in a public offering or in a Rule 144A or other private placement and (ii) if and to the extent the Borrower is unable to issue the Senior Subordinated Notes on or prior to the Closing Date, borrow $625,000,000 less the amount of the Senior Subordinated Notes issued pursuant to the immediately preceding clause
                    (i) in senior subordinated loans from one or more lenders under a new senior subordinated bridge facility (the "Bridge Facility" and, together with the Senior Facilities, the "Facilities") (it being agreed that the aggregate principal amount of Senior Subordinated Notes and loans under the Bridge Facility, as applicable, shall be reduced by an amount equal to the sum of (x) the aggregate principal amount of Existing Subordinated Notes (as defined below) not tendered pursuant to the Debt Tender Offer (as defined below) plus (y) the amount of the tender premium offered in respect thereof pursuant to the Debt Tender Offer plus (z) accrued interest in respect thereof (such amount, the "Untendered Amount")); (d) Oiler will repay all amounts outstanding under the

                    Credit Agreement dated as of February 1, 2002 (the "Existing Credit Agreement"), among Oiler, the lenders named therein, First Union National Bank, UBS Warburg LLC and GE Capital Healthcare Financial Services, and will terminate all commitments thereunder and all liens in respect thereof shall be released; (e) Oiler will repay all amounts outstanding under its existing synthetic lease facility (the "Existing Synthetic Lease Facility"); (f) Oiler will consummate a tender offer and consent solicitation (the "Debt Tender Offer") in respect of its 9-5/8% Senior Subordinated Notes due 2012 (the "Existing Subordinated Notes"), pursuant to which Oiler will repurchase at least a majority of the Existing Subordinated Notes at prices and on terms reasonably satisfactory in all respects to the Agents, and as a result of which all significant negative covenants and all rights of the holders of such Existing Subordinated Notes upon a "change of control" will be eliminated; (g) the Merger Consideration will be paid; and (h) fees and expenses incurred by Holdings, the Borrower, Oiler, the Arrangers and the Agents in connection with the Transactions (as defined below), in an aggregate amount not to exceed $108,800,000, will be paid (the "Transaction Costs"). The transactions described in clauses (a) through (h) of this paragraph, together with the transactions described in the preceeding paragraph, are collectively referred to herein as the "Transactions".

AGENTS: (a) JPMorgan Chase Bank ("JPMCB") will act as sole and exclusive administrative agent and collateral agent for the Senior Facilities (in such capacities, the "Administrative Agent") for a syndicate of financial institutions (the "Lenders"), (b) Wachovia Bank, National Association ("Wachovia") will act as sole and exclusive syndication agent for the Senior Facilities and (c) Citicorp North America, Inc. ("CNAI" and, together with JPMCB and Wachovia, the "Agents") will act as sole and exclusive documentation agent for the Senior Facilities. In such capacities, each Agent will perform the duties customarily associated with such roles.

ARRANGERS:          J.P. Morgan Securities Inc. ("JPMorgan"), Wachovia Capital
                    Markets, LLC ("WCM") and Citigroup Global Markets Inc.
                    ("CGMI") will act as joint arrangers for the Senior
                    Facilities (in such capacities, the "Arrangers"), and JPMorgan and WCM will act as co-lead arrangers for the Senior Facilities (in such capacities, the "Lead
                    Arrangers"). Each Arranger will perform the duties customarily associated with such roles. JPMorgan will manage the syndication of the Senior Facilities in consultation with the Fund and the other Arrangers.

SENIOR
FACILITIES:         (A) A Senior Secured Tranche B Term Loan Facility in an
                    aggregate principal amount of up to $450,000,000 (the
                    "Tranche B Facility").

                    (B) A Senior Secured Revolving Credit Facility in an aggregate principal amount of up to $100,000,000 (the "Revolving Facility"). Up to an amount to be agreed upon of the Revolving Facility will be available in the form of letters of credit.

                    In connection with the Revolving Facility, the Administrative Agent will make available to the Borrower a swingline facility under which the Borrower may make short-term borrowings of up to an amount to be agreed upon. Any such swingline loan will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility will, promptly upon request by the Administrative Agent, fund to the Administrative Agent its pro rata share of any swingline borrowings.

INCREMENTAL
FACILITY:           At any time during the term of the Revolving Facility, the
                    Borrower may add an incremental revolving facility or an incremental term loan facility (such facility, the "Incremental Facility") in an aggregate amount of up to $100,000,000. The Incremental Facility will be secured and guaranteed with the Senior Facilities on a pari passu basis.
                    Lenders under the Revolving

                    Facility or Lenders under the Tranche B Facility will be entitled to participate, but will not be required to participate, in an Incremental Facility that consists of revolving loans or term loans, respectively, and any new Lenders that commit to provide a portion of an Incremental Facility shall be reasonably acceptable to the Administrative Agent and the Borrower. Incremental Facilities consisting of revolving commitments shall not have a scheduled maturity date that is earlier than the Revolving Maturity Date (as defined below) and Incremental Facilities consisting of term loans shall not have a scheduled maturity date that is earlier than the Tranche B Maturity Date (as defined below) and shall not have a weighted average life that is shorter than the Tranche B Facility. If the interest rate spread applicable to the Incremental Facility exceeds the interest rate spread applicable to the analogous Senior Facility by more than 0.25%, then the interest rate spread applicable to the analogous Senior Facility shall be increased so that it equals the interest rate spread equal to such Incremental Facility minus 0.25%. The Incremental Facility will have terms and conditions substantially similar to the analogous Senior Facility and will otherwise be on terms and subject to conditions satisfactory to the Agents. The Incremental Facility will be made available only if, after giving effect thereto, (i) no default or event of default exists under the Credit Agreement (as defined below), (ii) the Borrower is in pro forma compliance with the financial covenants in the Credit Agreement and (iii) the Borrower is in compliance with a liquidity covenant to be determined.

PURPOSE: (A) The proceeds of the loans under the Tranche B Facility will be used by the Borrower on the Closing Date, solely
                    (i) first, to pay the Transaction Costs, (ii) second, to pay all principal, interest, fees and other amounts outstanding under the Existing Credit Agreement and the Existing Synthetic Lease Facility, (iii) third, to repurchase the Existing Subordinated Notes tendered (and not withdrawn) pursuant to the Debt Tender Offer, including any premium payments associated therewith and (iv) fourth, together with the Equity Contribution, the proceeds of the issuance of the Senior Subordinated Notes and/or the borrowings under the Bridge Facility, as applicable, and cash on hand at Oiler, to pay the Merger Consideration. The estimated sources and uses of the funds necessary to consummate the Transactions and the other transactions contemplated hereby are set forth on Annex II hereto

                    (B) The proceeds of loans under the Revolving Facility will be used by the Borrower for working capital and general corporate purposes after the Closing Date.

                    (C) Letters of credit will be used by the Borrower for
                        general corporate purposes.

AVAILABILITY:       (A) The full amount of the Tranche B Facility must be drawn in a single drawing on the Closing Date. Amounts borrowed under the Tranche B Facility that are repaid or prepaid may not be reborrowed.

                    (B) Loans under the Revolving Facility will be available
                        after the Closing Date at any time prior to the final maturity of the Revolving Facility, in minimum principal amounts to be agreed upon. Amounts repaid under the Revolving Facility may be reborrowed.

INTEREST RATES
AND FEES:           As set forth on Annex I.

DEFAULT RATE:       With respect to overdue principal, the applicable interest rate plus 2.00% per annum and, with respect to any other overdue amount, the interest rate applicable to ABR loans plus 2.00% per annum.

LETTERS
OF CREDIT:          Letters of credit under the Revolving Facility will be
                    issued by any Agent or affiliate of any Agent (the "Issuing
                    Bank"). Each letter of credit shall expire not later than the earlier of (a) 12 months after its date of issuance and
                    (b) the fifth business day prior to the final maturity of the Revolving

                    Facility.

                    Drawings under any letter of credit shall be reimbursed by the Borrower on the same business day. To the extent that the Borrower does not reimburse the Issuing Bank on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Facility commitments.

                    The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

MATURITY AND
AMORTIZATION:       (A)   The Tranche B Facility will mature on the date that
                          is seven years after the Closing Date (the "Tranche B
                          Maturity Date"), and will amortize in equal quarterly installments in an amount equal to 1.00% per annum during the first six years after the Closing Date, and in four equal quarterly installments during the seventh year after the Closing Date.

                    (B) The Revolving Facility will mature on the date that is six years after the Closing Date (the "Revolving Facility Maturity Date").

GUARANTEES:         All obligations of the Borrower under the Senior Facilities and any interest rate protection or other hedging arrangements entered into with a Lender (or any affiliate of any Lender) will be unconditionally guaranteed (the
                    "Guarantees") by Holdings and by each existing and subsequently acquired or organized domestic subsidiary of the Borrower (other than Permitted Joint Ventures
                    (definition to be agreed upon)). Any guarantees to be issued in respect of the Senior Subordinated Notes or the Bridge
                    Facility, as applicable, will be subordinated to the Guarantees to the same extent as the Senior Subordinated
                    Notes or the Bridge Facility, as applicable, are subordinated to the Senior Facilities.

SECURITY:           The Senior Facilities, the Guarantees and any interest rate protection and other hedging
                    arrangements entered into with a Lender (or any affiliate of any Lender) will be secured by substantially all the assets of Holdings, the Borrower and each other existing and subsequently acquired or organized domestic subsidiary of Holdings (collectively, the "Collateral"), including but not limited to (a) a first-priority pledge of (i) all the capital stock of the Borrower and (ii) all the capital stock held by Holdings, the Borrower or any other domestic subsidiary of Holdings, of each existing and subsequently acquired or organized subsidiary of Holdings (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the capital stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Holdings, the Borrower and each existing or subsequently acquired or organized domestic subsidiary of Holdings (including but not limited to accounts, inventory, intellectual property, licensing agreements, real property, cash and proceeds of the foregoing). In addition, Holdings, the Borrower and their subsidiaries will establish cash management procedures, including concentration and lockbox accounts, satisfactory to the Administrative Agent. It is understood and agreed that security interests may not be taken pursuant to this paragraph to the extent that the Agents (or, after the Closing Date, the Administrative
                    Agent) determine that the economic detriment to Oiler of providing such security interest would be excessive in relation to the benefits to the Lenders afforded thereby.

                    All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, satisfactory to the Lenders and, subject to certain limited exceptions permitted under the definitive documentation for the Senior Facilities, none of the Collateral shall be subject to any other pledges, security interests or mortgages.

MANDATORY
PREPAYMENTS:        Loans under the Tranche B Facility shall be prepaid with
                    (a) 75% of the Borrower's Excess

                    Cash Flow (to be defined), with stepdowns to 50% and zero based upon the Borrower's ratio of total indebtedness to EBITDA (to be defined) to be agreed upon (with the first payment due in 2006 in respect of Excess Cash Flow for fiscal year 2005, and with any voluntary prepayments of the Tranche B Facility during any fiscal year to be credited on a dollar-for-dollar basis against any mandatory prepayment required by this clause (a) in the immediately succeeding fiscal year), (b) 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by Holdings and its subsidiaries (including insurance and condemnation proceeds), subject to reinvestment provisions and other limited exceptions to be agreed upon, (c) 100% of the net cash proceeds of issuances of debt obligations of Holdings and its subsidiaries (other than (i) the Senior Subordinated Notes, (ii) debt of Holdings issued to the Fund or its affiliates (on terms and conditions no less favorable than those to be specified in the credit agreement with respect to the Senior Facilities (the "Credit Agreement"), the proceeds of which are contributed to the Borrower as common equity, subject to limitations to be agreed upon on restricted payments to service such debt and (iii) other limited debt permitted under the Credit Agreement) and (d) 50% of the net cash proceeds of issuances of equity of Holdings and its subsidiaries (other than (i) common equity or preferred equity (on terms and conditions no less favorable than those to be specified in the Credit Agreement) issued by Holdings to the Fund or its affiliates or management of Oiler, the proceeds of which are contributed as common equity to the Borrower (ii) common equity issued by the Borrower to Holdings, (iii) the Physician Equity Offerings (as defined below) and (iv) other limited exceptions to be agreed upon), provided that, in the case of clauses (c) and (d), the net proceeds of any such issuances of debt or equity will be applied first to repay all outstanding Initial Loans (if any) under the Bridge Facility.

                    The above-described mandatory prepayments shall be applied in order of maturity to the scheduled amortization payments occurring within the next 12 months under the Tranche B Facility and any excess shall be applied pro rata to the remaining amortization payments under the Tranche B Facility.

VOLUNTARY
PREPAYMENTS/
REDUCTIONS IN
COMMITMENTS:        Voluntary prepayments of borrowings under the Senior
                    Facilities and voluntary reductions of the unutilized
                    Commitments: portion of the Revolving Facility commitments will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant Interest Period (to be defined).

                    All voluntary prepayments under the Tranche B Facility shall be applied in order of maturity to the scheduled amortization payments occurring within the next 12 months under the Tranche B Facility and any excess shall be applied pro rata to the remaining amortization payments thereunder.

REPRESENTATIONS
AND WARRANTIES:     Usual for facilities and transactions of this type and
                    others to be reasonably specified by the Administrative
                    Agent, including, without limitation, organization and power; authorization and enforceability; accuracy of financial statements; no material adverse change; absence of litigation or conflicts; no violation of law, agreements or instruments; compliance with laws and regulations (including but not limited to ERISA, margin regulations and environmental laws); payment of taxes; ownership of properties; inapplicability of the Investment Company Act and the Public Utility Holding Company Act; solvency;
                    effectiveness of regulatory, governmental and third-party approvals; labor matters; environmental matters; accuracy of information; validity, priority and perfection of security interests in the Collateral; and designation of the Senior
                    Facilities as "senior indebtedness" under the indenture relating to the senior Subordinated Notes and the indenture relating to the Existing Subordinated Notes.

CONDITIONS
PRECEDENT
TO INITIAL
BORROWING:          Usual for facilities and transactions of this type and
                    others to be reasonably specified by the Administrative
                    Agent, including, without limitation, those specified on Exhibit C to the Commitment Letter to which this Term Sheet is attached; delivery of satisfactory legal opinions, audited financial statements and other financial information to be agreed upon; first-priority perfected security interests in the Collateral (free and clear of all liens, subject to limited exceptions to be agreed upon); execution of the Guarantees, which shall be in full force and effect;
                    accuracy of representations and warranties; absence of defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the transactions contemplated hereby; evidence of authority;
                    material consents of all persons; compliance with applicable laws and regulations (including but not limited to ERISA, margin regulations, bank regulatory limitations and environmental laws); there not having occurred since
                    December 31, 2003, any event, change, condition, circumstance or state of facts or aggregation of events, changes, conditions, circumstances or state of facts, that has had or could reasonably be expected to have, individually or in the aggregate, (1) a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of Oiler, Holdings, the Borrower and their respective subsidiaries, taken as a whole, whether or not covered by insurance, or
                    (2) a material adverse effect on the ability of the Borrower to perform its obligations under the Facilities, provided that a "material adverse effect" shall be deemed not to include a material adverse effect arising directly as a result of changes or proposed changes in laws that result in changes in reimbursement by governmental payors (it being understood that any change or proposal of a change in pricing or reimbursement by any commercial entities (other than governmental payors) that has had or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of Oiler, Holdings, the Borrower and their respective subsidiaries, taken as a whole, shall be deemed to be a material adverse effect); payment of fees and expenses;
                    delivery of borrowing certificates; and delivery of evidence of satisfactory insurance.

CONDITIONS
PRECEDENT
TO EACH
BORROWING:          Usual and customary for transactions of this type.


AFFIRMATIVE
COVENANTS:          Usual for facilities and transactions of this type and
                    others to be reasonably specified by the Administrative
                    Agent (to be applicable to Holdings and its subsidiaries), including, without limitation, maintenance of corporate existence and rights; performance of obligations; delivery of audited annual consolidated financial statements for Holdings and unaudited quarterly consolidated financial statements for Holdings and other financial information;
                    delivery of notices of default, litigation and material adverse change; maintenance of properties in good working order; maintenance of satisfactory insurance; compliance with laws; inspection of books and properties; further assurances; and payment of taxes.

                    The Borrower will also be required to maintain appropriate interest protection and other hedging arrangements with one or more Lenders (or affiliates thereof) such that the interest cost of at least 50% of all funded debt on the Closing Date shall be fixed for at least three years following the Closing Date.

NEGATIVE COVENANTS: Usual for facilities and transactions of this type and others to be reasonably specified by the Administrative Agent (to be applicable to Holdings and its subsidiaries, other than Permitted Joint Ventures), including, without limitation, limitations on dividends or other distributions on capital stock (other than payments to shareholders exercising appraisal rights); limitations on redemptions and repurchases of capital stock (other than the repurchase of up to $6,000,000 of equity in connection with an equity offering (the "Physician Equity Offering") to physicians, employees and other related persons after the Closing Date on terms to be agreed upon); prohibition of prepayments, redemptions and repurchases of debt (other than loans under the Senior Facilities and other than the prepayment of loans under the Bridge Facility with the proceeds of any Senior Subordinated Notes or certain equity issued after the Closing Date); limitations on liens and sale-leaseback transactions; limitations on loans and investments; limitations on debt; limitations on mergers, recapitalizations, acquisitions and asset sales; limitations on transactions with affiliates; limitations on changes in business conducted; prohibition on change in status of Holdings as a passive holding company that holds no assets other than the capital stock of the Borrower; and limitations on amendments of subordinated debt agreements.

SELECTED FINANCIAL
COVENANTS:          (a) A maximum ratio of total indebtedness to EBITDA, (b) a minimum ratio of EBITDA to cash interest expense and (c) maximum capital expenditures (with carry-forward provisions to be agreed upon), in each case with definitions of financial terms and levels to be agreed upon.

                    Solely for purposes of determining compliance with the financial covenants, if Holdings makes equity contributions to the Borrower (such equity contributions to be common equity or preferred equity with terms and conditions no less favorable than those to be specified in the Credit Agreement) after the end of a fiscal period and on or prior to the date that is five business days after the date financial statements are required to be delivered for such fiscal period, the proceeds of which are promptly applied to prepay loans under the Tranche B Facility, then such prepayment of indebtedness shall be deemed to have occurred prior to the end of such fiscal period. In addition, Holdings may make an equity contribution to the Borrower (such equity contribution to be common equity or preferred equity on terms and conditions no less favorable than those to be specified in the Credit Agreement) in an amount not to exceed $20,000,000 (such contribution, the "Specified Equity Contribution") and the Specified Equity Contribution shall be included in the calculation of EBITDA for the purpose of determining compliance with the financial covenants at the end of the fiscal quarter immediately preceding the date of such Specified Equity Contribution and any applicable subsequent periods, provided that (x) no more than one Specified Equity Contribution may be made during the life of the Senior Facilities and (y) the Borrower shall prepay loans under the Revolving Facility, if any (without reducing the commitments thereunder), with the proceeds of the Specified Equity Contribution. The provisions of this paragraph shall only be applicable at such time as there are no amounts outstanding under the Bridge Facility.

EVENTS OF DEFAULT:  Usual for facilities and transactions of this type and others to be reasonably specified by the Administrative Agent (in certain cases, with grace periods and materiality thresholds to be agreed upon) including, without limitation, nonpayment of principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, cross default and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of security documents, Guarantees or the subordination provisions of the Bridge Facility or the Senior Subordinated Notes, as applicable, or the Existing Subordinated Notes and Change in Control (to be defined).

VOTING: Amendments and waivers of the Credit Agreement and the other definitive credit documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Senior Facilities, except that (a) the consent of each Lender adversely affected thereby shall be required with respect to, among other things, (i) increases in commitments, (ii) reductions of principal, interest or fees, (iii) extensions of scheduled amortization or final maturity and (iv) releases of all or substantially all the Collateral or material Guarantees (other than in connection with any sale of Collateral or the relevant guarantor permitted by the Credit Agreement) and
                    (b) the consent of Lenders holding more than 50% of any class of loans under the Senior Facilities shall be required with respect to any amendment that by its terms adversely affects the rights of such class in respect of payments or Collateral in a manner different than such amendment affects the other classes.

COST AND YIELD
PROTECTION:         Usual for facilities and transactions of this type.

ASSIGNMENTS AND
PARTICIPATIONS:     The Lenders will be permitted to assign loans and
                    commitments to other Lenders (or their affiliates) or to any Federal Reserve Bank without restriction (except that proposed assignments of commitments under the Revolving
                    Facility will require the consent of the Administrative
                    Agent and the Issuing Bank) or to other financial institutions with the consent of the Borrower (unless certain defaults or events of default have occurred and are continuing) and the Administrative Agent (and, in the case of assignments of commitments under the Revolving Facility, the Issuing Bank), in each case not to be unreasonably withheld. Each assignment (except to other Lenders or their affiliates) will be in a minimum amount of (a) $5,000,000 in respect of loans and commitments under the Revolving
                    Facility and (b) $1,000,000 in respect of loans and commitments under the Tranche B Facility. The Administrative
                    Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation and will not be required to be pro rata among the Senior Facilities.

                    The Lenders will be permitted to participate loans and commitments without restriction. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments, (b) reductions of principal, interest or fees, (c) extensions of scheduled amortization or final maturity and (d) releases of all or substantially all the Collateral or material Guarantees (other than in connection with any sale of Collateral or the relevant guarantor permitted by the Credit Agreement).

EXPENSES AND
INDEMNIFICATION:    All reasonable out-of-pocket expenses (including, without
                    limitation, expenses incurred in connection with due diligence) of the Arrangers and the Agents associated with the syndication of the Senior Facilities and with the preparation, execution and delivery, administration, waiver or modification and enforcement of the Credit Agreement and the other documentation contemplated hereby and thereby
                    (including the reasonable fees, disbursements and other charges of counsel to the Agents and Arrangers) are to be paid by the Borrower. In addition, all reasonable out-of-pocket expenses of the Lenders for enforcement costs and documentary taxes associated with the Senior Facilities are to be paid by the Borrower.

                    The Borrower will indemnify the Arrangers, the Agents, the other Lenders and their affiliates and their respective officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities of any such indemnified person arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto) that relate to the proposed Transactions, including the financing contemplated thereby, or any transactions connected therewith, provided that none of the Arrangers, the Agents or any other Lender (nor any of their respective officers, directors, employees, affiliates, agents and controlling persons) will be indemnified for its gross negligence or willful misconduct.

                    Any costs or expenses advanced pursuant to the foregoing provisions shall be reimbursed to the extent that such costs or expenses are finally judicially determined to have resulted from the gross negligence or willful misconduct of the indemnified party by a court of competent jurisdiction.

GOVERNING LAW
AND FORUM:          New York.

COUNSEL TO THE
AGENTS AND
ARRANGERS:          Cravath, Swaine & Moore LLP.

                                                                         ANNEX I

INTEREST RATES:     The interest rates under the Senior Facilities will be as
                    follows:

                    Revolving Facility
                    ------------------

                    At the option of the Borrower, Adjusted LIBOR plus 2.75% or ABR plus 1.75%, subject to stepdowns to be agreed upon based upon the Borrower's ratio of total indebtedness to EBITDA.

                    Tranche B Facility
                    ------------------

                    At the option of the Borrower, Adjusted LIBOR plus 2.75% or ABR plus 1.75%, subject to a stepdown to be agreed upon based upon the Borrower's ratio of total indebtedness to EBITDA.

                    All Senior Facilities
                    ---------------------

                    The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, to the extent made available by the applicable Lenders, 9 or 12 months) for Adjusted LIBOR borrowings.

                    Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as applicable, in the case of ABR loans based on the Prime
                    Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months or 90 days, as applicable.

                    ABR is the Alternate Base Rate, which is the higher of JPMCB's Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.00%.

                    Adjusted LIBOR will at all times include statutory reserves.

LETTER OF
CREDIT FEE:         A per annum fee equal to the spread over Adjusted LIBOR
                    under the Revolving Facility will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving
                    Facility, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be distributed to the Lenders participating in the Revolving Facility pro rata in accordance with the amount of each such Lender's Revolving
                    Facility commitment. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee of 0.25% per annum on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, in each case for the actual number of days elapsed over a 360-day year, and (b) customary issuance and administration fees.

COMMITMENT FEES:    0.50% per annum, with a stepdown to 0.375% based upon the
                    Borrower's ratio of total indebtedness to EBITDA on the undrawn portion of the commitments in respect of the Revolving Facility, commencing to accrue on the Closing Date and payable quarterly in arrears after the Closing Date. For the purpose of calculating the commitment fee, outstanding swingline loans will be deemed not to utilize the Revolving
                    Facility commitments.

                                                                        ANNEX II


                       Estimated Sources and Uses of Funds
                            (in millions of dollars)


Uses of Funds                             Sources of Funds
-------------                             ----------------
Merger Consideration    $ 1,179.8         Tranche B Facility          $ 450.0
Roll-over Equity            211.7         Revolving Facility              0.0[1]

                                          Senior Subordinated Notes     625.0[2]
                                          Equity Contributions          314.1
                                          Roll-over Equity[3]           211.7
Refinance Existing
  Debt[4]                   245.5         Cash on Hand                  145.0
Transaction Costs[5]        108.8
                         --------                                    --------

      Total Uses        $ 1,745.8               Total Sources        $1,745.8
                        =========                                    ========


------------------------------
1  Amount of Revolving Facility to be drawn on the Closing Date.
2  To be decreased by the Untendered Amount.
3 To be reduced by the amount of cash held by Oiler and its subsidiaries in excess of $150,000,000, less the Existing Synthetic Lease Prepayment Amount.
4 Includes the Existing Credit Agreement, the Existing Synthetic Lease Facility and the Existing Subordinated Notes and assumes all the Existing Subordinated Notes are repurchased pursuant to the Debt Tender Offer. Amount to be reduced by the Existing Synthetic Lease Prepayment Amount.
5  Includes tender premium to be paid in connection with the Debt Tender Offer.

                                  Project Oiler
                                  -------------
                        Senior Secured Credit Facilities
                        --------------------------------
                       Senior Subordinated Bridge Facility
                       -----------------------------------
                   Summary of Additional Conditions Precedent
                   ------------------------------------------

     The initial borrowings under the Facilities shall be subject to the following conditions precedent. All capitalized terms used but not defined herein shall have the meanings set forth in the Commitment Letter to which this Exhibit C is attached, the Senior Facilities Term Sheet and the Bridge Facility Term Sheet.

1. The Transactions shall have been consummated or shall be consummated simultaneously with the closing of the Facilities in accordance with applicable law, the Merger Agreement and all other related documentation (without giving effect to any amendments or waivers to or of such documents that are adverse to the Lenders not approved by the Lenders), and no more than 8% of the outstanding common stock of Oiler shall constitute shares held by holders who properly exercise appraisal rights. The Transactions shall have been consummated in a manner consistent with the sources and uses shown on Annex II to the Senior Facilities Term Sheet.

2.       The Equity Contributions shall have been made.

3. Oiler shall concurrently (a) repurchase at least a majority of the Existing Subordinated Notes pursuant to the Debt Tender Offer at prices and on terms satisfactory in all respects to the Agents, all significant negative covenants and all rights of the holders of the Existing Subordinated Notes upon a "change of control" shall be eliminated, (b) pay all principal, interest, fees and other amounts outstanding under the Existing Synthetic Lease Facility and terminate the Existing Synthetic Lease Facility and (c) pay all principal, interest, fees and other amounts outstanding under the Existing Credit Agreement, and terminate all commitments under the Existing Credit Agreement and cause all liens in respect thereof to be terminated.

4. With respect to the Senior Facilities, the Borrower shall have received either (a) at least $625,000,000 in gross cash proceeds from the issuance of the Senior Subordinated Notes or (b) if and to the extent the Borrower is unable to issue the Senior Subordinated Notes prior to the Closing Date, at least $625,000,000 less the amount of Senior Subordinated Notes issued pursuant to clause (a) in gross cash proceeds from loans under the Bridge Facility (it being agreed that the aggregate principal amount of Senior Subordinated Notes and loans under the Bridge Facility, as applicable, shall be reduced by the Untendered Amount). With respect to the Bridge Facility, the Borrower shall have received $450,000,000 in gross cash proceeds from the borrowings under the Tranche B Facility.

5. After giving effect to the Transactions and the other transactions contemplated hereby, Holdings and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans and other extensions of credit under the Senior Facilities, (b) the Senior Subordinated Notes or loans under the Bridge Facility, as applicable and (c) physician notes in an aggregate amount not exceeding $22,600,000, (d) preferred stock issued to the Investors in connection with the Transactions and
         (e) other limited indebtedness to be agreed upon. The terms and conditions of (a) all indebtedness to remain outstanding after the Closing Date (including but not limited to terms and conditions relating to interest rates, fees, amortization, maturity, redemption, subordination, covenants, events of default and remedies) and (b) all preferred stock to be issued in connection with the Transactions or to remain outstanding after the Closing Date (including but not limited to terms and conditions relating to cash dividend payments, dividend rates, redemption, subordination, covenants, conversion, voting rights, events of default and remedies) shall be reasonably satisfactory in all material respects to the Lenders.

6. The Lenders shall have received (a) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Borrower for the three most recently completed fiscal years and
         (b) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Borrower for each subsequent fiscal quarter ended at least 30 days before the Closing Date (and comparable periods for the prior fiscal year), which financial statements described in clauses (a) and (b) shall not be materially inconsistent with the financial statements or forecasts previously provided to the Lenders.

7. The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as of the Closing Date, after giving effect to the Transactions and the other transactions contemplated hereby, which balance sheet shall not be materially inconsistent with the forecasts previously provided to the Lenders.

8. There shall be no litigation, arbitration, administrative proceeding or consent decree that could reasonably be expected to have a material adverse effect on (a) the business, operations, performance, properties, condition (financial or otherwise), prospects or material agreements of or applicable to Holdings and its subsidiaries, taken as a whole, after giving effect to the Transactions and the other transactions contemplated hereby, or (b) the ability of the parties to consummate the Transactions or the other transactions contemplated hereby.

9. The Lenders shall be reasonably satisfied in all respects with any tax sharing agreements among Holdings and its subsidiaries after giving effect to the Transactions and the other transactions contemplated hereby, and with the plans of Holdings with respect thereto.

10. The Lenders shall have received a solvency certificate from a financial officer of the Borrower, in form and substance satisfactory to the Administrative Agent, together with such other evidence reasonably requested by the Lenders, confirming the solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby.

11. The consummation of the Transactions and the other transactions contemplated hereby shall not (a) violate any applicable law, statute, rule or regulation or (b) conflict with, or result in a default or event of default under, any material agreement of Holdings, the Borrower or any of their respective subsidiaries, after giving effect to the Transactions, and the Administrative Agent shall have received one or more legal opinions to such effect, reasonably satisfactory to the Administrative Agent, from counsel to Holdings reasonably satisfactory to the Administrative Agent.

12. (a) After giving effect to the Transactions, Holdings's ratio of total indebtedness to Pro Forma EBITDA (defined as EBITDA, as adjusted in accordance with Regulation S-X) for the most recent period of four fiscal quarters ending at least 45 days prior to the Closing Date shall not exceed 5.25 to 1.00, (b) Holdings's Pro Forma EBITDA for the most recent twelve-month period ending at least 45 days prior to the Closing Date shall be greater than $210,000,000 and (c) Holdings' Pro Forma Adjusted EBITDA (as defined below) for the most recent twelve-month period ending at least 45 days prior to the Closing Date shall be greater than $165,000,000. "Pro Forma Adjusted EBITDA" shall mean Pro Forma EBITDA, as adjusted to give effect to all changes and proposed changes to reimbursement amounts that will be applicable on and after January 1, 2005 (or, if later, after giving effect to any phase-in period for such changes and proposed changes) as determined in a manner consistent with the statements in Oiler's 10-K for fiscal year 2003 regarding the effect of such changes on its 2003 EBITDA.

13. All requisite material governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent required, all applicable waiting or appeal periods (including any extensions thereof) shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions or the other transactions contemplated hereby.

14. The Senior Facilities and the Senior Subordinated Notes shall have been rated by Standard & Poor's Ratings Services ("S&P") and by Moody's Investors Service, Inc. ("Moody's") no later than 45 days prior to the Closing Date.

                                                                       Exhibit D
                                                                       ---------

                                                                  EXECUTION COPY
                                                                  --------------


================================================================================

                          AGREEMENT AND PLAN OF MERGER


                                      AMONG


                             OILER HOLDING COMPANY,


                             OILER ACQUISITION CORP.


                                       AND


                                US ONCOLOGY, INC.



                           Dated as of March 20, 2004





================================================================================

                                Table of Contents
                                                                           Page

ARTICLE I         THE MERGER.................................................1

         1.1  The Merger.....................................................1

         1.2  Closing........................................................2

         1.3  Effective Time of the Merger...................................2

         1.4  Effects of the Merger..........................................2

ARTICLE II        EFFECT OF THE MERGER ON THE OUTSTANDING SECURITIES
                  OF THE COMPANY AND ACQUISITION;
                  EXCHANGE PROCEDURES........................................2

         2.1  Effect on Capital Stock........................................2

         2.2  Exchange of Certificates.......................................4

         2.3  Effect of the Merger on Company Stock Options and Delayed
              Delivery Agreements............................................5

ARTICLE III       REPRESENTATIONS AND WARRANTIES.............................7

         3.1  Representations and Warranties of the Company..................7

         3.2  Representations and Warranties of Parent and Acquisition......27

ARTICLE IV        COVENANTS RELATING TO CONDUCT OF BUSINESS.................29

         4.1  Affirmative Covenants of the Company..........................29

         4.2  Negative Covenants of the Company.............................30

ARTICLE V         ADDITIONAL AGREEMENTS.....................................33

         5.1  Access to Information; Confidentiality........................33

         5.2  No Solicitation...............................................33

         5.3  Fees and Expenses.............................................36

         5.4  Brokers or Finders............................................37

         5.5  Indemnification; Directors' and Officers' Insurance...........38

         5.6  Reasonable Best Efforts.......................................38

         5.7  Publicity.....................................................39

         5.8  Consents and Approvals; State Takeover Laws...................39

         5.9  Notification of Certain Matters...............................40

         5.10 Continuation of Employee Benefits.............................41

         5.11 Preparation of the Proxy Statement; Special Meeting...........42

         5.12 Consequences If Rights Are Triggered..........................43

                                Table of Contents
                                   (continued)

                                                                            Page

         5.13 Stockholder Litigation........................................43

         5.14 Debt Tender Offer.............................................43

ARTICLE VI        CONDITIONS PRECEDENT......................................44

         6.1  Conditions to Each Party's Obligation to Effect the Merger....44

         6.2  Conditions to the Obligation of Parent and
              Acquisition to Effect the Merger..............................45

         6.3  Conditions to Obligation of the Company to Effect the Merger..46

ARTICLE VII       TERMINATION AND ABANDONMENT...............................46

         7.1  Termination and Abandonment...................................46

         7.2  Effect of Termination.........................................48

ARTICLE VIII      MISCELLANEOUS.............................................48

         8.1  Survival of Representations, Warranties,
              Covenants and Agreements......................................48

         8.2  Specific Performance..........................................49

         8.3  Notices.......................................................49

         8.4  Interpretation................................................50

         8.5  Counterparts..................................................50

         8.6  Entire Agreement; No Third Party Beneficiaries................50

         8.7  Amendment.....................................................50

         8.8  Waiver........................................................51

         8.9  Governing Law.................................................51

         8.10 Submission to Jurisdiction....................................51

         8.11 Assignment....................................................51

         8.12 Severability..................................................51

         SCHEDULES

         Schedule 1             Management Participants
         Schedule 2.3(a)        Stock Option Plans; Delayed Delivery Agreements
         Schedule 3.1(a)        Foreign Jurisdiction Qualifications
         Schedule 3.1(b)(i)     Capital Structure (Company)
         Schedule 3.1(b)(ii)    Agreements Relating to Capital Structure
         Schedule 3.1(b)(iii)   Subsidiaries
         Schedule 3.1(b)(iv)    Investments
         Schedule 3.1(b)(v)     Company Managed Practices
         Schedule 3.1(c)(ii)    Conflicts
         Schedule 3.1(h)        Litigation
         Schedule 3.1(i)        Taxes
         Schedule 3.1(j)(i)     Employment Agreements
         Schedule 3.1(j)(ii)    Plans
         Schedule 3.1(j)(iv)    Determination Letters
         Schedule 3.1(j)(v)     Compliance of Plans
         Schedule 3.1(j)(xiii)  Plans (Following retirement and termination)
         Schedule 3.1(j)(xiv)   Change of Control Benefits
         Schedule 3.1(j)(xvii)  Plan Loans
         Schedule 3.1(k)        Absence of Changes
         Schedule 3.1(n)        Environmental Matters
         Schedule 3.1 (q)(i)    Intellectual Property (Ownership Qualifications)
         Schedule 3.1(q)(iv)    Company Intellectual Property
         Schedule 3.1(r)        Real Property
         Schedule 3.1(s)        Insurance
         Schedule 3.1(u)        Contracts
         Schedule 3.1(v)        Affiliate Relationships
         Schedule 4.1           Interim Affirmative Covenants
         Schedule 4.2           Interim Negative Covenants
         Schedule 5.4(b)        Brokers
         Schedule 5.5(a)        Indemnification Agreements
         Schedule 5.10(a)       Continuing Employment Agreements
         Schedule 5.14          Debt Tender Offer
         Schedule 6.2(d)        Closing Consents

         EXHIBIT

         Exhibit A              Press Release

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER, dated as of March 20, 2004 (this "Agreement"), is made and entered into by and among OILER HOLDING COMPANY, a Delaware corporation ("Parent"), OILER ACQUISITION CORP., a Delaware corporation ("Acquisition"), and US ONCOLOGY, INC., a Delaware corporation (the "Company").

                                    RECITALS

         WHEREAS, the Board of Directors of each of Parent, Acquisition and the Company (in the case of the Company acting on the recommendation of a special committee (the "Special Committee") formed for the purpose of representing the Company in connection with the possible transactions contemplated hereby and any alternatives thereto) has deemed it advisable and in the best interests of their respective stockholders for Acquisition to merge with and into the Company (the "Merger") pursuant to Section 251 of the Delaware General Corporation Law (the "DGCL") upon the terms and subject to the conditions set forth herein;

         WHEREAS, the Board of Directors of each of Parent, Acquisition and the Company has each adopted resolutions approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement; and

         WHEREAS, Parent, Acquisition and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:


                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Acquisition shall be merged with and into the Company at the Effective Time (as hereinafter defined). At the Effective Time, the separate corporate existence of Acquisition shall cease and the Company shall continue as the surviving corporation under the name "US Oncology, Inc." and shall succeed to and assume all of the rights and obligations of the Company and Acquisition in accordance with the DGCL. As the context requires, the Company is sometimes hereinafter referred to as the "Surviving Corporation."

     1.2 Closing. Unless this Agreement shall have been terminated and the Merger shall have been abandoned pursuant to Section 7.1, the consummation of the Merger (the "Closing") shall take place as promptly as practical following the satisfaction or waiver (subject to applicable Law (as hereinafter defined)) of all of the conditions (other than those conditions which by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (and, in any event, not more than two business days following the satisfaction or waiver of all such conditions) (the "Closing Date"), at the offices of Ropes & Gray, 45 Rockefeller Plaza, New York, New York 10111, unless another date, time or place is agreed to in writing by the parties hereto.

     1.3 Effective Time of the Merger. At Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective upon such filing or at such time thereafter as Parent, Acquisition and the Company shall agree and specify in the Certificate of Merger (the "Effective Time").

     1.4 Effects of the Merger.

          (a) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

          (b) The directors of Acquisition and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

          (c) Effective upon and as part of the Merger, the Certificate of Incorporation of the Company shall be amended in its entirety to be the same as the Certificate of Incorporation of Acquisition as in effect immediately prior to the Effective Time (other than provisions relating to the name, incorporator and registered agent of the Company, indemnification and advancement of expenses and exculpation from liability, which shall not be amended) and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation following the Merger until thereafter amended in accordance with its terms and the DGCL.

          (d) The Company shall take all required corporate action so that the Bylaws of Acquisition as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation following the Merger (other than provisions relating to indemnification and advancement of expenses, which shall not be amended) until thereafter amended in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and the Bylaws of the Surviving Corporation.


                                   ARTICLE II

               EFFECT OF THE MERGER ON THE OUTSTANDING SECURITIES
               OF THE COMPANY AND ACQUISITION; EXCHANGE PROCEDURES

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $.01 per share, of the Company (the "Company Common Stock") or Parent ("Parent Common Stock"):

          (a) Common Stock of Acquisition. Each share of common stock, par value $.01 per share, of Acquisition (the "Acquisition Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and Company Common Stock Owned by Parent or Acquisition. Each share of Company Common Stock that is owned by Parent or Acquisition or held in the treasury of the Company (collectively, the "Excluded Shares"), shall be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares and Dissenting Shares (as hereinafter defined) shall be canceled and converted into the right to receive in cash from the Surviving Corporation following the Merger an amount equal to $15.05 (the "Merger Consideration").

          (d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who was entitled to and has validly demanded appraisal rights in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's appraisal rights under the DGCL but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, each share of such holder shall be treated as a share of Company Common Stock that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.1(c). The Company shall give prompt notice to Parent of any demands, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle, offer to settle, or approve any withdrawal of any such demands.

          (e) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) that are issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any shares of Company Common Stock being converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) (the "Certificates") shall cease to have any rights with respect to such shares of Company Common Stock, except the right to receive a cash amount equal to the Merger Consideration per share multiplied by the number of shares so represented, to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b).

          (f) Certain Adjustments. In the event that prior to the Effective Time, solely as a result of a reclassification, stock split (including a reverse stock split), combination or exchange of shares, stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Company Common Stock, there is a change in the number of shares of Company

Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Company Common Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.


     2.2 Exchange of Certificates.

          (a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of the Certificates. At the Effective Time, the Surviving Corporation shall deposit (or cause to be deposited) with the Paying Agent, for the benefit of the holders of such Certificates, for use in the payment of the Merger Consideration in accordance with this Article II, the aggregate Merger Consideration (such cash consideration being hereinafter referred to as the "Merger Fund"). The Paying Agent shall, pursuant to irrevocable instructions of the Surviving Corporation given on the Closing Date, make payments of the Merger Consideration out of the Merger Fund. The Merger Fund shall not be used for any other purpose.

          (b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail or deliver to each Person (as hereinafter defined) who was, at the Effective Time, a holder of record of Company Common Stock and whose shares are being converted into the Merger Consideration pursuant to Section 2.1(c) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall otherwise be in a form and have such other provisions as the Surviving Corporation may reasonably specify) containing instructions for use by holders of Company Common Stock to effect the exchange of their shares of Company Common Stock for the Merger Consideration as provided herein. As soon as practicable after the Effective Time, each holder of an outstanding Certificate or Certificates shall, upon surrender to the Paying Agent of such Certificate or Certificates and such letter of transmittal duly executed and completed in accordance with the instructions thereto (together with such other documents as the Paying Agent may reasonably request) and acceptance thereof by the Paying Agent (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares of Company Common Stock on a book-entry account statement (it being understood that any references herein to "Certificates" shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock)), be entitled to an amount of cash (payable by check) equal to the Merger Consideration per share multiplied by the number of shares of Company Common Stock represented by such Certificate or Certificates. The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If cash is to be remitted to a Person other than the Person in whose name the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of the Paying Agent that such tax either has been paid or is not applicable. Until surrendered as contemplated by this
Section 2.2(b), at any time after the Effective Time, each Certificate shall be deemed to represent only the right to receive the Merger Consideration upon such surrender as contemplated by Section 2.1. No interest will be paid or will accrue on any cash payable as Merger Consideration.

          (c) No Further Ownership Rights in Company Common Stock Exchanged for Cash. All cash paid upon the surrender for exchange of Certificates representing shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged as provided in this Article II.

          (d) Termination of Merger Fund. Any portion of the Merger Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of the Merger Consideration, subject to escheat and abandoned property and similar Laws.

          (e) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (f) Investment of Merger Fund. The Paying Agent shall invest any cash in the Merger Fund, as directed by the Surviving Corporation. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

          (g) Withholding Rights. The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable pursuant to this Agreement.

2.3 Effect of the Merger on Company Stock Options and Delayed Delivery Agreements. (a) A list showing (i) each of the Company's stock option plans, programs and arrangements (collectively, the "Stock Plans") and outstanding options to acquire shares of Company Common Stock under the Stock Plans (the "Company Stock Options"), including the name of the Stock Plan under which such options were issued, the holders thereof, the number of shares subject thereto, the exercise prices thereof, the dates of scheduled vesting thereof and the terms thereof that require acceleration of such vesting by virtue of the Merger, and (ii) all of the Company's delayed delivery agreements with physicians ("Delayed Delivery Agreements"), including the names of all physicians with rights thereunder ("Physician Recipients"), the dates and conditions, if any, of scheduled issuances thereunder, the number of shares of Company Common Stock subject thereto and any terms thereof that require acceleration of such scheduled issuances by virtue of the Merger, is set forth on Schedule 2.3(a).

          (b) At, or immediately prior to, the Effective Time the Board of Directors of the Company or any committee administering the Stock Plans shall take all actions necessary, and obtain all consents necessary, so that all outstanding Company Stock Options heretofore granted under any Stock Plan shall become fully vested and exercisable at the Effective Time and shall be cancelled in exchange for the right to receive a cash payment by the Surviving Corporation of an amount equal to (i) the excess, if any, of (x) the per share Merger Consideration over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. Reasonably promptly after the Effective Time the Surviving Corporation shall pay the holders of Company Stock Options the cash payments specified in this Section 2.3(b).

          (c) Prior to the Effective Time the Board of Directors of the Company shall take all actions necessary, and obtain all consents necessary, so that all outstanding rights to receive shares of Company Common Stock under the Delayed Delivery Agreements shall be cancelled and such Delayed Delivery Agreements will evidence only the right to receive at the Effective Time cash payments by the Surviving Corporation, in each case, of an amount equal to (i) the per share Merger Consideration multiplied by (ii) the number of shares of Company Common Stock that had been otherwise issuable under such Delayed Delivery Agreement on such scheduled dates. Reasonably promptly after the Effective Time the Surviving Corporation shall pay the Persons entitled to payments under the Delayed Delivery Agreements the cash payments specified in this Section 2.3(c).

          (d) The Stock Plans shall terminate as of the Effective Time, and the provisions in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall take such actions to ensure that following the Effective Time no holder of a Company Stock Option or any participant in or a party to any Stock Plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock or any interest in respect of any capital stock of the Surviving Corporation.

          (e) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company Stock Options or the Physician Recipients under the Delayed Delivery Agreements such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options or Physician Recipient under any Delayed Delivery Agreement, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation.


                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Acquisition as follows:

          (a) Organization, Standing and Power. Each of the Company and its Subsidiaries (as defined below) is a corporation, partnership or a limited liability company duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, partnership or limited liability company and in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or be licensed to do business as a foreign corporation, partnership or limited liability company or to be in good standing has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has heretofore made available to Parent and Acquisition complete and correct copies of the certificates of incorporation and bylaws (or other organizational documents) of the Company and its Subsidiaries. None of the Company or any of its Subsidiaries is in violation of or default under the provisions of any such organizational documents. Each jurisdiction in which the Company is qualified to do business as a foreign corporation is set forth on
Schedule 3.1(a). As used in this Agreement, (i) "Company Material Adverse Effect" shall mean (A) a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) a material adverse effect on the ability of the Company to perform its obligations under this Agreement; provided, that "Company Material Adverse Effect" shall not be deemed to include a material adverse effect arising directly as a result of (1) conditions, events or circumstances (other than changes or proposed changes in (A) Laws and (B) pricing or reimbursement by any commercial entities (other than governmental payors)) affecting either (x) the United States economy generally or (y) the cancer care services industry generally, which in the case of clause (x) and (y) does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (2) changes or proposed changes in Laws that result in changes in reimbursement by governmental payors (it being understood that any change or proposal of a change in pricing or reimbursement by any commercial entities (other than governmental payors) that has a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, shall be deemed to be a Company Material Adverse Effect); provided, further, that for purposes of analyzing whether any event, change, condition, circumstance or state of facts constitutes a "Company Material Adverse Effect" under this definition, the parties agree that the analysis of materiality shall not be limited to either a long-term or short-term perspective, (ii)

"Subsidiary" shall mean, with respect to any party, any Person (A) of which such party or any other Subsidiary of such party is a general partner, (B) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person is held by such party or by one or more of its Subsidiaries or (C) of which at least 50% of the equity interests (or economic equivalent) of such Person are, directly or indirectly, owned or controlled by such party or by one or more of its Subsidiaries, and (iii) "Person" shall mean any natural person, firm, partnership, limited liability company, joint venture, business trust, trust, association, corporation, company, unincorporated entity or other entity.

          (b) Capital Structure.

          (i) The Company. The authorized capital stock of the Company consists of 252,000,000 shares of stock of which (A) 250,000,000 shares are Company Common Stock and (B) 2,000,000 shares are Preferred Stock, par value $.01 per share (the "Preferred Stock"), of which 500,000 shares are designated as Series A PreferredStock. As of the close of business on March 19, 2004 (the "Capitalization Date"), 85,348,766 shares of Company Common Stock were issued and outstanding; no shares of Preferred Stock were issued and outstanding; 9,952,036 shares of Company Common Stock were held in the Company's treasury; 12,628,098 shares of Company Common Stock were reserved for issuance pursuant to the outstanding Company Stock Options; 925,570 shares of Company Common Stock were reserved for issuance under Delayed Delivery Agreements; and there were outstanding rights ("Rights") with respect to 85,348,766 one one-thousandths of a share of Series A Preferred Stock of the Company under the Rights Agreement dated as of May 29, 1997 between the Company and American Stock Transfer and Trust Company (the "Rights Agreement"). No bonds, debentures, notes or other indebtedness of the Company or any Subsidiary thereof having any right to vote with the stockholders (or other equityholders) of the Company or such Subsidiary on matters submitted to the stockholders (or other equityholders) of the Company or such Subsidiary (or any securities that are convertible into or exercisable or exchangeable for securities having such voting rights) are issued or outstanding. Since the Capitalization Date, no shares of capital stock of the Company and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company have been issued, other than shares of Company Common Stock issued upon the exercise of Company Stock Options outstanding on the Capitalization Date. Except as set forth above or on Schedule 3.1(b)(i), there are no outstanding shares of capital stock of the Company or securities, directly or indirectly, convertible into, or exchangeable or exercisable for, shares of capital stock of the Company or any outstanding "phantom" stock, "phantom" stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards, or other stock-based awards or rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to or valued by reference to the capital stock of the Company or the dividends paid on the capital stock of the Company or the revenues, earnings or financial performance, stock performance or any other attribute of the Company (other than ordinary course payments to Company employees) and, except as set forth on Schedule 3.1(b)(i), there are no puts, calls, rights (including preemptive rights), commitments or agreements (including employment, termination and similar agreements) to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, any equity securities of the Company or securities convertible into, or exercisable or exchangeable for equity securities of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, put, warrant, call, right, commitment or agreement. All outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable and are not subject to, and have not been issued in violation of, preemptive or other similar rights. The information contained on Schedule 2.3(a) with respect to the Stock Plans and the Company Stock Options and the Delayed Delivery Agreements is true, correct and complete in all material respects.

          (ii) Agreements Relating to Capital Stock. Except as set forth in this Agreement or on Schedule 3.1(b)(ii), there are not as of the date hereof any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company. All registration rights agreements, stockholders' agreements and voting agreements to which the Company or any of its Subsidiaries is a party are identified on Schedule 3.1(b)(ii).

          (iii) Subsidiaries. All Subsidiaries of the Company, their respective jurisdictions of organization, their respective forms of organization, holders of their respective outstanding capital stock or other equity interests, and their respective jurisdictions of qualification to do business are identified on Schedule 3.l(b)(iii). Except as described on
     Schedule 3.1(b)(iii), all outstanding shares of capital stock of, or other ownership interests in, the Subsidiaries of the Company are owned by the Company or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all pledges, liens, hypothecations, claims, charges, security interests or other encumbrances of any kind (collectively, "Liens"). All such issued and outstanding shares of capital stock or other ownership interests are validly issued, fully paid and nonassessable and no such shares or other ownership interests have been issued in violation of any preemptive or similar rights. No shares of capital stock of, or other ownership interests in, any Subsidiary of the Company are reserved for issuance. Except as set forth on Schedule 3.1(b)(iii), there are no outstanding shares of capital stock of any Subsidiary of the Company or securities directly or indirectly convertible into, or exchangeable or exercisable for, shares of capital stock of any Subsidiary of the Company or any outstanding awards or rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to or valued by reference to the value, revenues, earnings or financial performance or any other attribute of any Subsidiary of the Company. Except as set forth on Schedule 3.1(b)(iii), there are no calls, rights (including preemptive rights), commitments or agreements (including employment, termination and similar agreements) to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, any equity securities of any Subsidiary of the Company or securities convertible into, or exercisable or exchangeable for equity securities of any Subsidiary of the Company.

          (iv) Investments. Except for the capital stock or other ownership interests of its Subsidiaries, and except as set forth on Schedule 3.1(b)(iv), the Company does not own, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into or exchangeable for capital stock of any other corporation or (ii) any equity or other participating interest in the revenues or profits of any Person, and neither the Company nor any of its Subsidiaries is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

          (v) Company Managed Practices. Schedule 3.1(b)(v) contains a complete and accurate listing of each Person with which the Company or a Subsidiary of the Company has entered into a long-term management services or similar agreement to provide practice management and related services (each a "Company Managed Practice"), including, for each such Company Managed Practice, the form of organization thereof and the jurisdiction of organization thereof.

          (c) Authority; No Violations; Consents and Approvals.

          (i) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by the Required Vote (as hereinafter defined) (the "Company Stockholder Approval"), to perform its obligations under this Agreement. The Company's execution and delivery of this Agreement and, subject to the Company Stockholder Approval, the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Acquisition, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except as the enforcement hereof may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

          (ii) Except as set forth on Schedule 3.1(c)(ii), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company will not conflict with, or result in any breach or violation of, or default (with or without notice or the lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any material obligation under, or the loss of any material assets (including any material intellectual property assets) or the creation of any Lien under (any of the foregoing, a "Violation"), (A) any provision of the certificate or articles of incorporation or bylaws (or other organizational documents) of the Company or any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, Plan (as hereinafter defined), Company Permit (as hereinafter defined), or other agreement, obligation, instrument, concession, franchise or license to which the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Managed Practice is a party or by which any of their respective properties or assets are bound, (C) assuming that all consents, approvals, authorizations and other actions described in Section 3.1(c)(iii) have been obtained and all filings and other obligations described in Section 3.1(c)(iii) have been made or fulfilled, any statute, law, ordinance, rule, regulation, Nasdaq or other stock exchange rule or listing requirement, permit or authorization (collectively, "Laws") applicable to the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice or their respective properties or assets, or (D) any writ, judgment, decree, award, consent decree, waiver, stipulation, consent, settlement agreement, subpoena, complaint, citation, notice, summons, temporary restraining order, temporary or permanent injunction, stay, ruling or order of any Governmental Entity (collectively, "Orders") applicable to the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice or their respective properties or assets except, in the case of clauses (B), (C) and (D) only, for any Violations that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

          (iii) No consent, approval, franchise, license, order or authorization of, or registration, declaration or filing with, notice, application or certification to, or permit, waiver or exemption from any court, tribunal, judicial body, arbitrator, stock exchange, administrative or regulatory agency, self-regulatory organization, body or commission or other governmental or quasi-governmental authority or instrumentality, whether local, state or federal, domestic or foreign (each a "Governmental Entity"), is required by or with respect to the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice, in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (A) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) the filing with the Securities and Exchange Commission (the"SEC") of (1) a proxy statement in preliminary form and in definitive form for distribution to the stockholders of the Company in advance of the Special Meeting (as hereinafter defined) in accordance with Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") (such proxy statement as amended or supplemented from time to time being hereinafter referred to as the "Proxy Statement") and (2) such reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger and any related documents with the Secretary of State of the State of Delaware and appropriate documents, if any, with the relevant authorities of other states in which the Company does business, (D) compliance with any applicable requirements of state blue sky, securities or takeover Laws or Nasdaq listing requirements and
     (E) such other consents, approvals, franchises, licenses, orders, authorizations, registrations, declarations, filings, notices, applications, certifications, permits, waivers and exemptions the failure of which to be obtained or made has not and could not reasonably be expected to have a Company Material Adverse Effect.

          (d) Disclosure Documents. The Company has made available to Parent and Acquisition a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC since December 31, 2001 (the "Company SEC Documents"), which are all the documents that the Company was required to file with the SEC since December 31, 2001, including the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004 (the "2003 10-K"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or Rule 10-01 of Regulation S-X of the SEC) and present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Subsidiaries for the periods presented therein (subject, in the case of the unaudited statements, to year-end audit adjustments, as permitted by Rule 10-01, and any other adjustments described therein).

          (e) Information Supplied. None of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 to be filed with the SEC concurrently with the filing of the Proxy Statement (the "Schedule 13E-3") or the Offer Documents (as hereinafter defined) will, in the case of the Proxy Statement, on the date it is first mailed to the holders of the Company Common Stock or on the date (the "Meeting Date") of the related Special Meeting, in the case of the Schedule 13E-3, on the date that it is filed with the SEC, or in the case of the Offer Documents, on the date first mailed to the holders of the Senior Subordinated Notes (as hereinafter defined) or on the date the Senior Subordinated Notes are accepted for payment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Meeting Date, in the case of the Proxy Statement or the Schedule 13E-3, or the date the Senior Subordinated Notes are accepted for payment, in the case of the Offer Documents, any event with respect to the Company, or with respect to information supplied by the Company specifically for inclusion in the Proxy Statement, the Schedule 13E-3 or the Offer Documents shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement, the Schedule 13E-3 or the Offer Documents, such event shall be timely so described by the Company therein. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the applicable provisions of the Exchange Act, and each document required to be filed with any Governmental Entity other than the SEC will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or the Offer Documents.

          (f) Compliance With Laws; Compliance Program. The conduct by the Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices of their respective businesses has been and is in compliance with all applicable Laws, with such exceptions as have not and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a complete and accurate copy of the Company's corporate compliance program, including all compliance committee minutes, if any, all policies and procedures thereof, interpretive guidance, employee training programs and all hotline actions or non-actions and all similar documents relating to any other body established by the Company for the purpose of monitoring compliance efforts by the Company, its Subsidiaries and the Company Managed Practices, in each such case, only to the extent the Company or one of its Subsidiaries is in possession of such items or has furnished such items to one of its Subsidiaries or a Company Managed Practice.

          (g) Company Permits. The Company and its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices hold all of the permits, licenses, variances, exemptions, orders, franchises, authorizations, rights, registrations, certifications, accreditations and approvals of Governmental Entities that are necessary for the lawful conduct of the businesses of the Company, its Subsidiaries and the Company Managed Practices (each a "Company Permit"), and are in compliance with the terms thereof, except where the failure to hold such Company Permit or to be in compliance with the terms thereof has not and could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice has received any notice of any action pending or threatened by any Governmental Entities to revoke, withdraw or suspend any Company Permit and no event has occurred which, with or without the giving of notice, the passage of time, or both, has resulted in or could reasonably be expected to result in a Violation, Order or deficiency with respect to or a revocation, withdrawal or suspension of any Company Permit, except for any such events that have not and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (h) Litigation; Inspections and Investigations, Etc. Except as set forth and described on Schedule 3.1(h), there is no claim, suit, action, audit, investigation, inquiry or other proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any Person that the Company or any such Subsidiary has agreed to indemnify in respect thereof, or, to the knowledge of the Company, any Company Managed Practice or any Person that any Company Managed Practice has agreed to indemnify in respect thereof ("Company Litigation"), the resolution of which has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor is there any Order outstanding against the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice, or affecting any of their respective properties or assets or business operations the operation or effect of which has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (i) Taxes.

          (i) Each of the Company, its Subsidiaries and any affiliated, combined or unitary group of which any such corporation or other entity is or was a member (A) except as set forth on Schedule 3.1(i), has duly filed with the appropriate taxing authority all material tax returns, reports, declarations, estimates, information returns and statements, including any related schedules, attachments or other supporting information and including any amendment thereto ("Tax Returns") required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed and granted and have not expired, and such Tax Returns are true, correct and complete in all material respects; (B) has duly paid in full (or the Company has paid on its behalf) or made adequate provision in the Company's accounting records for all taxes for all past and current periods for which the Company or any of its Subsidiaries is liable; and (C) has complied in all material respects with all applicable Laws relating to the payment and withholding of taxes and has in all material respects timely withheld from employee wages and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over. The financial statements contained in the 2003 10-K reflect adequate reserves for all taxes payable by the Company and its Subsidiaries with respect to all taxable periods and portions thereof ended on or before the period covered by such financial statements. Schedule 3.1(i) sets forth the last taxable period through which the federal income Tax Returns of the Company or any of its Subsidiaries have been examined by the Internal Revenue Service or otherwise closed. All deficiencies asserted as a result of such examinations and any examination by any applicable state, local or foreign taxing authority which have not been or will not be appealed or contested in a timely manner have been paid, fully settled or adequately provided for in the 2003 10-K. No claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns to the effect that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. Except as set forth on
     Schedule 3.1(i), no federal, state, local or foreign tax audits or other administrative proceedings or court proceedings are currently pending with respect to any federal, state, local or foreign taxes for which the Company or any of its Subsidiaries could reasonably be expected to be liable. No deficiencies for any such taxes have been proposed, asserted or assessed, or to the knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries pursuant to any such audit of, or proceeding involving, the Company or any of its Subsidiaries. Except as set forth on Schedule 3.1(i), no requests for waivers of the time to assess any taxes against the Company or any of its Subsidiaries have been granted or are pending and neither the Company nor any of its Subsidiaries has executed (or will execute prior to the Effective Time) any closing agreement pursuant to Section 7121 of the Code, or any predecessor provision thereof or any similar provision of state, local or foreign income tax Law that relates to the assets or operations of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.1(i), neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of liability for any taxes. The Company has made available to Parent and Acquisition complete and accurate copies of all income and franchise Tax Returns and all other material Tax Returns filed by or on behalf of the Company or any of its Subsidiaries for the taxable years ending on or after December 31, 1999. Except as set forth on Schedule 3.1(i), none of the Company or any of its Subsidiaries (i) has been a member of any "affiliated group" (within the meaning of Section 1504 of the Code) filing a consolidated federal income tax return (other than a group the common parent of which was the Company), (ii) has any liability for the taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law), as a transferee or successor, by contract or otherwise, (iii) has any liability or potential liability for taxes from any "deferred intercompany transaction" under Treasury Regulation Sections 1.1502-13 or 1.1502-14 (or any similar provision of state or local law),
     (iv) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of state or local law) except to the extent required by the consummation of the transactions provided for in this Agreement or (v) is a party to any "tax shelter" transaction that is reasonably likely to give rise to a penalty under Section 6662(d) of the Code. Except as set forth on Schedule 3.1(i),
     Section 162(m) of the Code has not and will not apply to disallow or otherwise limit the deductibility of any compensation realized by any employee of the Company or any of its Subsidiaries, whether such compensation results from the payment of salary and bonus, the exercise of employee stock options or otherwise. Except as set forth on Schedule 3.1(i), neither the Company nor any of its Subsidiaries has made any payments subject to Section 280G of the Code, or is obligated to make any such payments that will not be deductible under Section 280G of the Code, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of
     Section 897(c)(2) of the Code during the applicable period specified in
     Section 897(c)(1)(A)(ii) of the Code. As used in this Agreement the term "taxes" includes all domestic or foreign federal, state or local income, franchise, property, sales, use, ad valorem, payroll, social security, unemployment, assets, value added, withholding, excise, severance, transfer, employment, alternative or add-on minimum and other taxes, charges, fees, levies, imposts, duties, licenses and governmental fees or other like assessments including obligations for withholding taxes from payments due or made to any other person, together with any interest, penalties, fines or additional amounts imposed by any taxing authority or additions to tax.

          (j) Pension and Benefit Plans; ERISA.

          (i) For purposes of this Agreement, the term "Plan" shall refer to any of the following maintained by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below), or with respect to which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or has any obligation to contribute or has any liability (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement): any plan, program, arrangement, agreement or commitment, whether written or oral, which is an employment, consulting, deferred compensation or change-in-control agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit sharing, savings, retirement, stock option, stock purchase, severance pay, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, whether written or oral, including any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Schedule 3.1(j)(i) sets forth each employment agreement with a person who is entitled to receive at least $100,000 per year from the Company or any of its Subsidiaries (other than employment agreements terminable without material liability on not more than sixty (60) days' notice).

          (ii) Schedule 3.1(j)(ii) identifies each Plan. Except as set forth on
     Schedule 3.1(j)(ii), none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has maintained or contributed to any of the following:

               (A) a defined benefit plan subject to Title IV of ERISA;

               (B) a "Multiemployer plan" as defined in Section 4001 of ERISA;
          or

               (C) a "Multiple Employer Plan" as that term is defined in Section 413(a) of the Code.

          (iii) No event has occurred and no condition or circumstance currently exists, in connection with which the Company, any of its Subsidiaries, their respective ERISA Affiliates or any Plan, directly or indirectly, could be subject to any liability under ERISA, the Code or any other Law applicable to any Plan which has had or could reasonably be expected to have a Company Material Adverse Effect.

          (iv) With respect to each Plan, (A) all material payments due from the Company or any of its Subsidiaries to date have been made and all material amounts that should be accrued (in accordance with GAAP) as liabilities of the Company or any of its Subsidiaries which have not been paid have been properly recorded on the books of the Company, (B) each such Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has either received a favorable determination letter from the Internal Revenue Service with respect to such qualification as of the date specified in Schedule 3.1(j)(iv) or has filed for such a determination letter with the Internal Revenue Service within the time permitted under Section 401(b) of the Code, and nothing has occurred since the date of such letter that has resulted in or could reasonably be expected to result in a tax qualification defect which has had or could reasonably be expected to have a Company Material Adverse Effect and the Company has either amended such Plans for new GUST law changes within the remedial amendment period under Code Section 401(b) or by December 31, 2001, certified its intention to adopt a GUST plan, and
     (C) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the Company's knowledge, threatened with respect to such Plan or against the assets of such Plan.

          (v) Except as disclosed in Schedule 3.1(j)(v), each Plan has been operated and administered in accordance with its terms and in compliance with applicable ERISA provisions and the Code, except where any such non-compliance has not and could not reasonably be expected to have a Company Material Adverse Effect.

          (vi) Neither the Company nor any of its ERISA Affiliates, nor to the knowledge of the Company or any of its ERISA Affiliates, any other "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to a Plan has breached the fiduciary rules of ERISA or engaged in a prohibited transaction which could subject the Company or any of its Subsidiaries to any tax or penalty imposed under Section 4975 of the Code or Section 502(i) or (l) of ERISA, where any such breach, tax or penalty has had or could reasonably be expected to have a Company Material Adverse Effect.

          (vii) All reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each Plan, except where any failure to satisfy such obligations has not had and could not reasonably be expected to have a Company Material Adverse Effect.

          (viii) Each Plan which is subject to the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the Health Insurance Portability and Accountability Act ("HIPAA") has been maintained in compliance with COBRA and HIPAA, including all notice requirements, and no tax payable on account of Section 4980B or any other section of the Code has been or is expected to be incurred with respect to any Plan, except where any such noncompliance or tax has not had and could not reasonably be expected to have a Company Material Adverse Effect.

          (ix) The Company has made available to Parent and Acquisition, with respect to each Plan for which the following exists:

               (A) a copy of the two most recent annual reports on Form 5500, with respect to such Plan including any Schedule B thereto;

               (B) the most recent determination letter from the Internal Revenue Service, if any;

               (C) a copy of the summary plan description, together with each summary of material modifications with respect to such Plan and, unless the Plan is embodied entirely in an insurance policy to which the Company or any of its Subsidiaries is a party, a true and complete copy of such Plan; and

               (D) if the Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof.

          (x) Except as required by this Agreement, neither the Company nor any of its Subsidiaries has any announced plan or legally binding commitment to create any additional material Plans or to make any material amendment or modification to any existing Plan, except as required by Law or as necessary to maintain tax-qualified status.

          (xi) The Company and its ERISA Affiliates have complied in all respects with all Laws relating to the hiring and retention of all employees, leased employees and independent contractors relating to wages, hours, Plans, equal opportunity, collective bargaining and the payment of social security and other taxes, except where such noncompliance has not had and could not reasonably be expected to have a Company Material Adverse Effect.

          (xii) Notwithstanding anything else set forth herein, neither the Company nor any Subsidiary of the Company has incurred any liability with respect to any Plan under ERISA (including Title I or Title IV of ERISA), the Code or other applicable Law (other than the liability attributable to the provision of benefits under the Plans), which has not been satisfied in full, and no event has occurred, and there exists no condition or set of circumstances which could result in the imposition of any liability under ERISA (including Title I or Title IV of ERISA), the Code or other applicable Law with respect to any of the Plans, which liability could reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

          (xiii) Except as disclosed in Schedule 3.1(j)(xiii), no Plan, other than a Plan which is an employee pension benefit plan (within the meaning of Section 3(2)(A) of ERISA), provides material benefits, including death, health or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Subsidiary of the Company beyond their retirement or other termination of service with the Company or such Subsidiary (other than (A) coverage mandated by applicable Law, (B) deferred compensation benefits properly accrued as liabilities on the books of the Company, or (C) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

          (xiv) Except as set forth on Schedule 3.1(j)(xiv), the consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee or officer of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

          (xv) For purposes of this Agreement, "ERISA Affiliate" means each corporation that is a member of the same controlled group as the Company or any of its Subsidiaries within the meaning of Section 414(b) of the Code, any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries within the meaning of Section 414(c) of the Code and any member of an affiliated service group that includes the Company, any of its Subsidiaries and any of the corporations, trades or business described above, within the meaning of Section 414(m) of the Code.

          (xvi) The Company has timely deposited and transmitted all amounts withheld from employees for contributions or premium payments for each Plan into the appropriate trusts or accounts, except for a failure that has not and could not reasonably be expected to have a Company Material Adverse Effect.

          (xvii) Each Plan that allows loans to participants has been operated substantially in accordance with the Plan's written loan policy and all applicable Laws. In addition, except as set forth on Schedule 3.1(j)(xvii) all loans from such Plans will be current as of the Closing Date, and there are no loans in default.

          (xviii) No individual who has been classified by the Company or any Subsidiary or ERISA Affiliate as a non-employee (such as an independent contractor, leased employee or consultant) shall have a claim against the Company or any Subsidiary or ERISA Affiliate for eligibility to participate in any Plan, if such individual is later reclassified as an employee of the Company or any Subsidiary or ERISA Affiliate.

          (xix) The Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices have complied, in all material respects, with the requirements of the HIPAA Medical Privacy Regulations with respect to each Plan that is subject to such requirements and with respect to the Company's, its Subsidiaries' and the Company Managed Practices' status as "covered entities" as defined therein.

          (k) Absence of Certain Changes or Events. Since December 31, 2003 and except as disclosed in Schedule 3.1(k), (i) each of the Company and its Subsidiaries has conducted its business, in all material respects, only in the ordinary course and in a manner consistent with past practice (except in connection with the negotiation and execution and delivery of this Agreement),
(ii) no event has occurred and no action has been taken that would have been prohibited by the terms of Section 4.2 if such Section had been in effect as of and at all times since December 31, 2003 and (iii) there has not been any change, event, condition, circumstance or state of facts (whether or not covered by insurance), individually or in the aggregate, that has had or that could reasonably be expected to have, a Company Material Adverse Effect.

          (l) No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that have had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than (i) liabilities reflected in the Company's financial statements (together with the related notes thereto) filed with the 2003 10-K, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities that were incurred in the ordinary course of business since December 31, 2003.

          (m) Opinion of Financial Advisor. The Special Committee and the Board of Directors of the Company have received the opinion of Merrill Lynch & Co.(the "Financial Advisor") dated March 20, 2004 to the effect that, as of such date, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Acquisition and their respective subsidiaries and affiliates and the Management Participants (as hereinafter defined)) is fair from a financial point of view to such holders, and such opinion has not been withdrawn or materially and adversely modified. True and complete copies of all agreements and understandings between the Company and the Financial Advisor relating to the transactions contemplated by this Agreement have been provided by the Company to Parent and Acquisition in connection with the execution of this Agreement by the parties.

          (n) Environmental Matters. (A) Except as has not had and could not reasonably be expected to have a Company Material Adverse Effect or except as described on Schedule 3.1(n), (i) the assets, properties, businesses and operations of the Company and its Subsidiaries are in compliance with applicable Environmental Laws (as defined herein), (ii) the Company and its Subsidiaries have obtained and, as currently operating, are in compliance with all permits, licenses, variances, exemptions, orders, franchises, authorizations and approvals necessary under any Environmental Law for the conduct of the business and operations of the Company and its Subsidiaries in the manner now conducted ("Environmental Permits"), (iii) neither the Company nor any of its Subsidiaries has received or is subject to, and none of their respective assets, properties, businesses or operations is subject to, any outstanding Order indicating that the Company or any of its Subsidiaries is or may be liable for a violation of any Environmental Law nor, to the knowledge of the Company, has any such Order been threatened nor, to the knowledge of the Company, do any facts, circumstances or conditions exist with respect to any real property now or previously owned, leased and/or operated by the Company or by any of its Subsidiaries or affiliates ("Company Real Property") that have resulted or could reasonably be expected to result in a violation of any Environmental Law (iv) there has been no Release (as defined herein), nor, to the knowledge of the Company, is there a threat of a Release, of any Hazardous Substance on, at, from or, to the knowledge of the Company, to any Company Real Property, (v) to the Company's knowledge, there has been no Release, nor is there a threat of a Release, of any Hazardous Substance on, at, to or from any property adjacent to or in the immediate vicinity of the Company Real Property which, through soil, subsoil, bedrock, surface or ground water migration, has come or could reasonably be expected to come to be located on the Company Real Property, (vi) none of the Company Real Property has been used for the storage, treatment, generation, transportation, processing, handling, production or disposal of any Hazardous Substance or as a landfill or other waste disposal site, (vii) there are no underground storage tanks located on or beneath any of the Company Real Property and (viii) no event has occurred with respect to any Company Real Property which, with the passage of time or the giving of notice, or both, would constitute a violation of any applicable Environmental Law or non-compliance with any Environmental Permit. As used in this Agreement, (i) the term "Environmental Law" means any Law relating to the protection of the environment, health, safety and natural resources, including for the prevention of pollution or contamination, or the cleanup, regulation and protection of the air, water or soil in the indoor or outdoor environment, (ii) the term "Release" means the spill, emission, leaking, pumping, injecting, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Substance into the indoor or outdoor environment and (iii) the term "Hazardous Substances" means any pollutant, contaminant, effluent, emission, radioactive substance, toxic substance, hazardous waste, hazardous material, medical waste, radioactive waste, special waste, petroleum or petroleum derived substance or waste, asbestos (and any substance containing asbestos), polychlorinated biphenyls, flammable explosives, methane, chemicals known to cause cancer or reproductive toxicity, any material that, because of its quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential threat to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported, or otherwise handled, all other substances or related materials defined as hazardous or toxic in, or otherwise included within the scope of, any Environmental Law, and any hazardous or toxic constituent thereof.

          (B) The Company has provided Parent with copies of all environmental assessments (including any Phase I or Phase II environmental assessments), environmental consultant's reports, environmental technical reports, or environmental audit reports and all other similar environmental studies, information or analyses relating to the Company Real Property that are in the possession of the Company, any of its Subsidiaries or affiliates thereof, and, to the knowledge of the Company, no other such assessments, consultant's reports, technical reports, audit reports or other similar environmental studies, information or analyses exists or were ever prepared.

          (o) Vote Required. The affirmative vote of the holders of (i) a majority of the shares of Company Common Stock outstanding as of the record date for the Special Meeting (the "Record Date") and (ii) a majority of the shares of Company Common Stock outstanding as of the Record Date not held by any of (1) Parent, (2) Acquisition, (3) WCAS (as hereinafter defined) or any of its affiliates or (4) the Management Participants (the votes required by clauses (i) and (ii) being hereinafter referred to as the "Required Vote") is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary (under applicable Law or otherwise) to adopt this Agreement and to consummate the Merger and perform the other transactions contemplated hereby.

          (p) Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held on March 20, 2004 (the "Board Meeting"), has, upon recommendation of the Special Committee, by the vote of those directors present
(i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and the stockholders of the Company and has approved the same and (ii) resolved to recommend, subject to their fiduciary duties under applicable Law and subject to Section 5.2(d), that the holders of the shares of Company Common Stock approve and adopt this Agreement.

          (q) Intellectual Property. (A) Except as has not had and could not reasonably be expected to have a Company Material Adverse Effect:

          (i) With respect to each trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design and copyright required, owned by the Company or one of its Subsidiaries or used in connection with the operation of its businesses, including any registrations thereof and pending applications therefor, and each license or other contract relating thereto (collectively, the "Company Intellectual Property") that is owned by the Company or a Subsidiary of the Company ("Company Owned Intellectual Property"), the Company or a Subsidiary thereof is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property, except as set forth on Schedule 3.1(q)(i), free and clear of all Liens, and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business;

          (ii) With respect to each item of Company Intellectual Property licensed to the Company or a Subsidiary of the Company ("Company Licensed Intellectual Property"), the Company or a Subsidiary of the Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license or other similar agreement governing such Company Licensed Intellectual Property (with which terms the Company or a Subsidiary of the Company, as the case may be, is in full compliance), all of which licenses or other agreements are valid and enforceable, binding on all parties thereto and in full force and effect, and no Person has advised the Company or any Subsidiary of the Company of any claimed Violation of the terms of any such licenses or agreements);

          (iii) The conduct of the business of the Company and its Subsidiaries as currently conducted and the use of the Company Intellectual Property by the Company and its Subsidiaries does not conflict with, infringe upon, violate or constitute a misappropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other Person and no Person has advised the Company or any of its Subsidiaries that the conduct of such business or such use of the Company Intellectual Property constitutes such a conflict, infringement, violation, interference or misappropriation;

          (iv) The Company has taken reasonable steps in accordance with normal practice for its industry to maintain the confidentiality of its trade secrets and other confidential Company Intellectual Property;

          (v) To the knowledge of the Company, (1) there has been no misappropriation of any trade secrets (or other proprietary data) or any Company Intellectual Property by any other Person, (2) no employee, independent contractor or agent of the Company or any Subsidiary of the Company has misappropriated any trade secrets (or other proprietary data) of any other Person in the course of such performance as an employee, independent contractor or agent and (3) no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property; and

          (B) Schedule 3.1(q)(vi) contains a complete and accurate listing of all Company Intellectual Property that is material to the assets, properties, business, operations or condition (financial or other) of the Company and its Subsidiaries, taken as a whole.

          (r) Real Property. Schedule 3.1(r) contains a complete and accurate listing of all real property owned by the Company and its Subsidiaries or by the owner trustee (the "Owner Trustee") under the AOR Trust 1997-1 in respect of the Company's existing end loaded lease facility (the "Company Owned Real Property"). Except as set forth on Schedule 3.1(r), the Company, a Subsidiary thereof or the Owner Trustee has good, valid and marketable title to all of the Company Owned Real Property and all of their other material properties and assets, in each case free and clear of all Liens, except (A) with respect to such assets and properties other than Company Owned Real Property, imperfections of title and encumbrances that are not material in character, amount or extent and that do not, in any material respect, detract from the value of, or, in any material respect, interfere with the present use of, such properties or assets and (B) with respect to Company Owned Real Property, (1) Liens for real property Taxes not yet due and payable and (2) all covenants, restrictions, easements and agreements of record, if any, provided that the same are not violated by or prevent or interfere with the continued use and operation of such real property as presently used and operated, do not contain any rights of forfeiture or reverter or grant any third parties the right to acquire all or any part of such real property or require the removal, alteration or relocation of any building, structures or improvements included in such real property. The Company or one of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by the Company or any of its Subsidiaries (the "Company Leased Property"). Schedule 3.1(r) contains a complete and accurate list of all leases which the Company or one of its Subsidiaries is a party relating to the Company Leased Property. To the Company's knowledge, (i) the Company or one of its Subsidiaries has the right to use and occupancy of the Company Leased Property for the full term of the lease or sublease relating thereto, (ii) each such lease or sublease is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary thereof and, to the knowledge of the Company, of the other parties thereto and there is no, nor has the Company or any of its Subsidiaries received notice of, any default (or any condition or event, which, after notice or a lapse of time or both could constitute a default thereunder) which has had or could reasonably be expected to have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby or exercised any option or right thereunder except as has not had and as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (s) Insurance. The Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices taken as a whole, are covered by valid and currently effective insurance policies issued in favor of the Company, its Subsidiaries and the Company Managed Practices that are customary in all material respects for companies of similar size and financial condition in the Company's industry. Except as set forth on Schedule 3.1(s), all such policies are in full force and effect, all premiums due and payable thereon have been paid and the Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices have complied with the provisions of such policies, except where such failure to be in full force and effect, such nonpayment or such noncompliance has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 3.1(s) contains an accurate summary of the coverage provided under such policies issued to the Company and its Subsidiaries. Except as set forth on Schedule

3.1(s), none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice has been advised of any defense to coverage or reservation of rights in connection with any material claim to coverage asserted or noticed by the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice under or in connection with any of their existing insurance policies. None of the Company, its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice has received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering the Company, its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice that there will be a cancellation or non-renewal of existing policies or binders or a material decrease in coverage or a material increase in deductible or self insurance retention.

          (t) Labor Matters. None of the Company or any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. None of the Company or any of its Subsidiaries is the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. There is (i) no strike or material labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of its ERISA Affiliates and (ii) to the knowledge of the Company, no union certification petition has been filed with respect to the employees of the Company or its ERISA Affiliates. The Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices are and have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment (including termination of employment), wages, hours of work, occupational safety and health, and worker classification, and are not engaged in any unfair labor practices, except for such violations, if any, that have not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation is in progress. The Company, its Subsidiaries and, to the knowledge of the Company, the Company Managed Practices have at all times complied with the provisions of the Workers Adjustment and Retraining Notification Act of 1988.

          (u) Contracts. (A) Subsections (i) through (xiv) of Part A of Schedule 3.1(u) each contain, as of the date of this Agreement, a complete and accurate listing of the following contracts, agreements, commitments, leases, licenses, arrangements, instruments and obligations, whether written or oral (and, if oral, a complete and accurate summary thereof), to which the Company, any Subsidiary of the Company or, when specified below, any Company Managed Practice is a party, together with all amendments, waivers or other changes thereto:

          (i) each contract, agreement, commitment, lease, license, arrangement, instrument and/or obligation which is reasonably likely to involve aggregate annual payments by or to the Company or any Subsidiary of the Company of more than $500,000;

          (ii) all collective bargaining agreements, employment and consulting agreements, independent contractor agreements, severance agreements, director or officer indemnification agreements, executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans or retirement plans, employee profit sharing plans, employee stock purchase and similar plans, group life insurance, hospitalization insurance or other similar plans or arrangements maintained for or providing benefits to employees of, or independent contractors or other agents for, the Company or any Subsidiary of the Company;

          (iii) all material broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising or marketing contracts and agreements;

          (iv) all contracts and agreements relating to (A) any indebtedness (which does not include accounts payable incurred in the ordinary course of business), notes payable (including notes payable in connection with acquisitions), accrued interest payable or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured, of the Company or any of its Subsidiaries, (B) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by the Company or any of its Subsidiaries, (C) any lease obligations of the Company or any of its Subsidiaries under leases which are capital leases in accordance with GAAP, (D) any financing of the Company or any of its Subsidiaries effected through "special purpose entities" or synthetic leases or project financing, (E) any obligations of the Company or any of its Subsidiaries in respect of banker's acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (F) any obligation or liability of the Company or any of its Subsidiaries with respect to interest rate swaps, collars, caps, currency derivatives and similar hedging obligations or (G) any guaranty of any of the foregoing (the liabilities and obligations referred to in (A) through (G) above, "Indebtedness") or any Liens upon any properties or assets of the Company or any Subsidiary of the Company as security for such Indebtedness;

          (v) all material contracts and agreements with any Governmental
     Entity;

          (vi) all contracts and agreements that (A) limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company, or, to the knowledge of the Company, any executive officer of the Company, to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to use any supplier or third party for all or substantially all of any of its material requirements or need in any respect, (C) limit or purport to limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company to solicit any customers or clients of the other parties thereto, (D) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to provide to the other parties thereto "most favored nations" pricing, (E) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to market or co-market any products or services of a third party or (F) any contract, agreement, commitment, lease, license, arrangement, instrument and/or obligation that has had or could reasonably be expected to have a Company Material Adverse Effect;

          (vii) all joint venture contracts, partnership arrangements or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities of any Person by the Company or any Subsidiary with any third Person, including any Company Managed Practice;

          (viii) all management and other similar and related agreements and commitments and all other agreements and commitments between or among Company Managed Practices or any affiliates thereof, on the one hand, and the Company or any Subsidiaries of the Company, on the other hand, and all material agreements entered into by the Company or any Subsidiary thereof with any stockholders of or physicians employed by the Company, any Subsidiary thereof or any Company Managed Practices, including non-competition agreements;

          (ix) all material powers of attorney and proxies entered into by or granted to the Company or any of its Subsidiaries, whether limited or general, revocable or irrevocable;

          (x) all contracts, agreements and arrangements entered into by the Company or any of its Subsidiaries and any other Person providing for the acquisition by the Company or such Subsidiary (including by merger, consolidation, acquisition of stock or assets or any other business combination) of any corporation, partnership, other business organization or division or unit thereof or any material amount of assets of such other Person, and information identifying the maximum amounts, if any, that are still payable or potentially payable to any other Person under such contracts, agreements and arrangements pursuant to any post-closing adjustment to the purchase price (including under any "earnout" or other similar provision);

          (xi) all confidentiality, non-disclosure and/or standstill agreements entered into by the Company or any of its Subsidiaries (other than in the ordinary course of business) except those which have expired by their terms;

          (xii) all other contracts, agreements, commitments, leases, licenses, arrangements, instruments and/or obligations entered into by the Company or any Subsidiary of the Company other than in the ordinary course of business; and

          (xiii) all other contracts, agreements, commitments, leases, licenses, arrangements, instruments and/or obligations, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries, the conduct of the business thereof, or the termination or cancellation of which would have or could reasonably be expected to have a Company Material Adverse Effect.

          (B) The Company has made available to Parent and Acquisition true, complete and correct copies of all written contracts and agreements required to be listed on Part A of Schedule 3.1(u), together with all amendments, waivers or other changes thereto, and has been given a written summary of all oral contracts required to be listed on Part A of Schedule 3.1(u). Except as set forth on Part B of Schedule 3.1(u), neither the Company nor any of its Subsidiaries or Company Managed Practices is a party to any contract, lease, license or other agreement or instrument required to be described in or filed as an exhibit to any Company SEC Document that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. Except as set forth on Part B of Schedule 3.1(u), and except for matters that have not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Managed Practice is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any contract, lease, license or other agreement or instrument, (ii) to the knowledge of the Company, none of the other parties to any such contract, lease, license or other agreement or instrument is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and (iii) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of the Company, any of its Subsidiaries or any Company Managed Practice thereunder.

          (v) Affiliate Contracts and Affiliated Transactions. Except as set forth on Schedule 3.1(v) or as described in the Company SEC Documents filed prior to the date hereof, no officer or director of the Company or of any Subsidiary of the Company (or, to the Company's knowledge, any family member of any such Person who is an individual or any entity in which any such Person or any such family member owns a material beneficial interest) or any Person owning 5% or more of the Company Common Stock is a party to any material contract, agreement, commitment, lease, license, arrangement, instrument, obligation, transaction or understanding with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months.

          (w) Rights Agreement Amendment. The Company has entered into an amendment to the Rights Agreement pursuant to which (i) the Rights Agreement and the Rights will not be applicable to the Merger, (ii) the execution of this Agreement and the consummation of the Merger shall not result in a "Distribution Date" (as defined in the Rights Agreement), (iii) consummation of the Merger shall not result in WCAS, Parent, Acquisition, the Management Participants or their respective spouses, associates, affiliates, general partners and limited partners or Subsidiaries being an "Acquiring Person" (as defined in the Rights Agreement), result in the occurrence of a "Triggering Event" (as defined in the Rights Agreement) or otherwise result in the ability of any Person to exercise any rights under the Rights Agreement or enable or require the Rights to separate from the shares of Company Common Stock to which they are attached and
(iv) the Rights Agreement and the Rights will expire immediately prior to the Effective Time.

          (x) State Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under any state Law (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. The Board of Directors of the Company has taken all action necessary (i) such that the restrictions on business combinations contained in
Section 203 of the DGCL will not apply to the Merger and the other transactions contemplated by this Agreement and (ii) to approve WCAS, Parent, Acquisition, the Persons listed on Schedule 1 (the "Management Participants") and their respective spouses, associates, affiliates, general partners and limited partners and Subsidiaries, or any combination thereof, becoming "interested stockholders" (within the meaning of Section 203 of the DGCL), in connection with negotiating and entering into agreements or otherwise having arrangements or understandings, in each case among themselves solely in connection with the participation of all or any of them in the transactions contemplated by this Agreement and/or the ownership of Parent.

          (y) Statements True and Correct. No representation or warranty or statement contained in this Agreement or any certificate, schedule, instrument or other writing furnished or to be furnished by the Company or any Subsidiary of the Company to Parent or Acquisition pursuant to this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.2 Representations and Warranties of Parent and Acquisition. Parent and Acquisition hereby jointly and severally represent and warrant to the Company as follows:

          (a) Organization, Standing and Power. Each of Parent and Acquisition is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

          (b) Capital Structure. As of the date of this Agreement, the authorized capital stock of Parent consists of 100 shares of Parent Common Stock, all of which shares have been validly issued and are fully-paid, nonassessable and owned by Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS"). The authorized capital stock of Acquisition consists of 100 shares of Acquisition Common Stock, all of which shares are fully-paid, nonassessable and owned by Parent. Parent has never had and does not have any Subsidiaries other than Acquisition and Acquisition has never had and does not have any Subsidiaries.

          (c) Authority; No Violations; Consents and Approvals.

          (i) Each of Parent and Acquisition has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. Each of Parent's and Acquisition's execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Acquisition have been duly authorized by all necessary corporate action on the part of Parent and Acquisition. This Agreement has been duly executed and delivered by Parent and Acquisition and, assuming the due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Acquisition enforceable against them in accordance with its terms except as the enforcement hereof may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

          (ii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Acquisition will not result in any Violation of (A) any provision of the Certificate of Incorporation or Bylaws of Parent or Acquisition, (B) any loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, or other agreement, obligation, instrument, concession, franchise or license to which Parent or Acquisition is a party or by which any of their properties or assets are bound, (C) assuming that all consents, approvals, authorizations and other actions described in Section 3.2(c)(iii) have been obtained and all filings and obligations described in Section 3.2(c)(iii) have been made or fulfilled, any Law applicable to Parent or Acquisition or to their properties or assets or (D) any Order applicable to Parent or Acquisition or to their properties or assets, except, in the case of clauses (B), (C) and (D) only, for any Violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Acquisition to perform its obligations under this Agreement (a "Parent Material Adverse Effect").

          (iii) No consent, approval, franchise, license, order or authorization of, or registration, declaration or filing with, notice, application or certification to, or permit, waiver or exemption from any Governmental Entity is required by or with respect to Parent or Acquisition in connection with its execution and delivery of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except for (A) filings under the HSR Act, (B) the filing with the SEC of the Schedule 13E-3 and such other schedules or reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby,
     (C) the filing of the Certificate of Merger and any related documents with the Secretary of State of the State of Delaware, (D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover Laws and (E) such other consents, approvals, franchises, licenses, orders, authorizations, registrations, declarations, filings, notices, applications, certifications, permits, waivers and exemptions the failure of which to be obtained or made have not and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (d) Information Supplied. None of the information to be supplied by Parent and Acquisition specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to the holders of Company Common Stock or on the Meeting Date, and none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Meeting Date, any event with respect to Parent or Acquisition, or with respect to information supplied by Parent or Acquisition specifically for inclusion in the Proxy Statement or the Schedule 13E-3, shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement or the Schedule 13E-3, such event shall be so described by Parent or Acquisition and included by the parties hereto in the Schedule 13E-3 or provided to the Company for inclusion in the Proxy Statement. All documents that Parent and Acquisition are responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the applicable provisions of the Exchange Act, and each such document required to be filed with any Governmental Entity other than the SEC will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, neither Parent nor Acquisition makes any representation or warranty with respect to the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

          (e) Limited Operations of Parent and Acquisition. Parent and Acquisition were each formed on March 17, 2004 solely for the purpose of engaging in the transactions contemplated hereby. Neither Parent nor Acquisition has engaged in any other business activities. Except for (i) obligations or liabilities incurred in connection with its organization and the transactions contemplated hereby and (ii) this Agreement and any other agreements and arrangements contemplated hereby or entered into in furtherance hereof, neither Parent nor Acquisition has incurred any material obligations or liabilities or engaged in any business activities.

          (f) Financing. Parent has received a commitment letter, dated as of March 20, 2004 (the "Senior Bank and Bridge Loan Commitment Letter") from JPMorgan Chase Bank, Wachovia Bank National Association and Citicorp North America, Inc. (the "Lenders"), pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide to Acquisition
(i) $550,000,000 in senior secured debt financing ($450,000,000 of which would be in the form of term loans and $100,000,000 of which would be in the form of a revolving credit facility) and (ii) in the event that Acquisition is unable to complete at the Closing a public offering or a Rule 144A or other private placement offering of not less than $625,000,000 of senior subordinated notes, up to $625,000,000 of bridge financing in the form of senior subordinated increasing rate bridge loans (such financing described in the Senior Bank and Bridge Loan Commitment Letter, the "Bank Financing"). In addition, Parent has received a commitment letter, dated as of March 20, 2004 (together with the Senior Bank and Bridge Loan Commitment Letter, the "Financing Letters") from WCAS pursuant to which WCAS has committed, subject to the terms and conditions set forth therein, to provide to Parent an aggregate $304,100,000 in cash and 1,601,228 shares of Company Common Stock in exchange for shares of stock of Parent. True and complete copies of the Financing Letters as in effect on the date of this Agreement have been furnished to the Company. As of the date of this Agreement, the Financing Letters are in full force and effect (such financing described in the Financing Letters, the "Financing"). Parent, Acquisition and the Company agree that the Senior Bank and Bridge Loan Commitment Letter, which has been approved by each such party prior to the execution of this Agreement, shall not be amended after the execution of this Agreement in any manner that might materially adversely affect the consummation of the Merger.


                                   ARTICLE IV

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1 Affirmative Covenants of the Company. During the period from the date of this Agreement to the Effective Time, except (i) as set forth on Schedule 4.1 or as otherwise expressly contemplated by this Agreement or (ii) to the extent that Parent shall otherwise consent in writing, the Company shall, and shall cause each of its Subsidiaries to:

          (a) carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (b) use their reasonable best efforts to (i) preserve intact their respective business organizations and goodwill, (ii) maintain their respective rights and franchises, (iii) retain the services of their respective officers and employees, (iv) preserve intact their respective relationships with customers, suppliers and others having business dealings with them and (v) keep in full force and effect insurance comparable in amount and scope of coverage to the insurance now carried by them; and

          (c) comply, in all material respects, with all applicable Laws.

     4.2 Negative Covenants of the Company. During the period from the date of this Agreement to the Effective Time, except (i) as set forth on Schedule 4.2 or as otherwise expressly contemplated by this Agreement or (ii) to the extent that Parent shall otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to:

          (a) (i) declare, set aside or pay dividends on, or make other distributions (whether in cash, stock or property) in respect of, any capital stock (other than cash dividends and distributions by Subsidiaries of the Company to the Company or a wholly-owned Subsidiary of the Company), or set aside funds therefor, (ii) adjust, split, combine or reclassify any capital stock, or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock or (iii) purchase, redeem or otherwise acquire any capital stock or securities directly or indirectly convertible into, or exercisable or exchangeable for, capital stock, or set aside funds therefore (except upon the exercise of Company Stock Options outstanding on the date of this Agreement as set forth on Schedule 3.1(b) to the extent cashless exercises are provided for in the Stock Plan governing such Company Stock Option);

          (b) (i) except for shares of Company Common Stock issuable pursuant to Company Stock Options outstanding on the date of this Agreement in accordance with the current terms thereof, issue, deliver, hypothecate, pledge, sell or otherwise encumber any shares of capital stock, any other voting securities or any securities directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other voting securities, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or (ii) amend the terms of any outstanding debt or equity security (including any Company Stock Option) or any Stock Plan;

          (c) amend or propose to amend its certificate or articles of incorporation or bylaws (or other organizational documents);

          (d) (i) merge or consolidate with, or acquire any interest in, any Person or division or unit thereof, (ii) acquire or agree to acquire any assets, except for acquisitions of inventory, equipment and raw materials in the ordinary course of business and consistent with past practice or (iii) make any loan, advance or capital contribution to, or otherwise make any investment in, any Person other than loans or advances to, or investments in, wholly-owned Subsidiaries of the Company and Company Managed Practices existing on the date of this Agreement in the ordinary course of business consistent with past practice;

          (e) sell, lease, license, encumber or otherwise dispose of, or subject to any Lien, any of its assets, other than (i) sales of inventory in the ordinary course of business consistent with past practice and (ii) other dispositions in the ordinary course of business so long as the aggregate value of all assets so disposed does not exceed $500,000;

          (f) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

          (g) except for increases in the compensation of employees (other than

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employees who are directors or executive officers) made in the ordinary course of business and consistent with past practice, and except as may be required by applicable Law or pursuant to any Plan existing on the date of this Agreement,
(i) grant to any current or former director, officer, employee or consultant any increase in compensation, severance, termination pay or fringe or other benefits, (ii) enter into any new, or amend (including by accelerating rights or benefits under) any existing, employment, consulting, indemnification, change of control, severance or termination agreement with any current or former director, officer, employee or consultant or (iii) establish, adopt or become obligated under any new Plan or collective bargaining agreement or amend (including by accelerating rights or benefits under) any such Plan or arrangement in existence on the date hereof;

          (h) (i) assume, incur or guarantee any Indebtedness, (ii) issue or sell any debt securities or warrants or rights to acquire any debt securities,
(iii) guarantee any other obligations of any other Person (other than those of wholly-owned Subsidiaries of the Company) or (iv) enter into any "keep well" or other agreement to maintain the financial condition of any other Person or any other agreement having the same economic effect;

          (i) other than as required by SEC guidelines or GAAP, revalue any material assets or make any changes with respect to accounting policies, procedures and practices or to change its fiscal year;

          (j) settle or compromise any pending or threatened claims, litigations, arbitrations or other proceedings (A) involving potential payments by or to the Company or any of its Subsidiaries of more than $500,000 in the aggregate (other than pending or threatened claims, litigations, arbitrations or other proceedings involving, in the aggregate, payments of $1,000,000 or less which are settled for amounts not greater than applicable reserves therefor that were reflected in the financial statements included in 2003 10-K), (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

          (k) (i) other than with respect to the Debt Offer (as hereinafter defined), pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice, (ii) cancel any Indebtedness, (iii) waive or assign any claims or rights of substantial value or (iv) waive any benefits of, or agree to modify in any respect, or fail to enforce, or consent to any matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

          (l) (i) make or rescind any tax election, (ii) take any tax position or settle or compromise any claim, action, suit, arbitration, investigation, audit, examination, litigation, proceeding (whether judicial or administrative) or matter in controversy relating to taxes (A) involving potential payments by or to the Company or any of its Subsidiaries of more than $500,000 in the aggregate (other than such items involving, in the aggregate, payments of $1,000,000 or less which are settled for amounts not greater than applicable reserves therefor that were reflected in the financial statements included in 2003 10-K), (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (iii) make any change to its method of reporting income, deductions or other tax items for tax purposes;

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

          (m) enter into any material license with respect to Company Intellectual Property unless such license is non-exclusive and entered into in the ordinary course of business consistent with past practice;

          (n) enter into any new line of business;

          (o) make any capital expenditures, except for any capital expenditure or series of related capital expenditures which, together with all other capital expenditures made after the date hereof, collectively, is less than $500,000, and except for specific capital expenditures in the amounts set forth in the Company's 2004 Budget as made available to Parent and Acquisition prior to the date of this Agreement;

          (p) enter into any contracts, agreements or arrangements of the type described in Section 3.1(u)(vi);

          (q) modify, amend, cancel or terminate any material contracts, agreements or arrangements to which the Company or any of its Subsidiaries is a party;

          (r) enter into any contract, agreement or arrangement to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement could reasonably be expected to result in a Violation of such contract, agreement or arrangement;

          (s) enter into, modify, amend, cancel or terminate any contract, agreement or arrangement which if so entered into, modified, amended or terminated could reasonably be expected to (i) have a Company Material Adverse Effect, (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

          (t) alter (through merger, liquidation, reorganization, restructuring or any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries;

          (u) (i) except to the extent that the Board of Directors of the Company deems necessary in connection with the entering into of a Permitted Alternative Agreement (as hereinafter defined) in compliance with the provisions of this Agreement, redeem the Rights, or amend or modify or terminate the Rights Agreement other than to delay the Distribution Date (as defined in the Rights Agreement) with respect to, or to render the Rights inapplicable to, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) permit the Rights to become nonredeemable at the redemption price currently in effect, or (iii) take any action which would allow any Person other than Parent or Acquisition or any of their affiliates to become the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the Company Common Stock without causing a Distribution Date (as defined in the Rights Agreement) or a Shares Acquisition Date (as defined in the Rights Agreement) to occur or otherwise take any action which would render the Rights Agreement inapplicable to any transaction contemplated by such Person;

          (v) knowingly or intentionally take any action that results or is reasonably likely to result in any of the representations or warranties of the Company hereunder being untrue in any material respect; or

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

          (w) agree to or make any commitment, whether orally or in writing, to take any actions prohibited by this Agreement.


                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

     5.1 Access to Information; Confidentiality.

          (a) During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, and shall make reasonable requests to the Company Managed Practices (and shall use all commercially reasonable efforts to obtain the cooperation of the Company Managed Practices with such requests) to, afford to the officers, employees, accountants, counsel and other representatives of Parent and Acquisition (including financing sources and their officers, employees, accountants, counsel and other representatives), during normal business hours, access to all of the Company's, its Subsidiaries' and the Company Managed Practices' properties, books, records, leases, contracts, commitments, customers, officers, employees, accountants, counsel and other representatives. The Confidentiality Agreement dated February 27, 2004 between WCAS and the Company (the "Confidentiality Agreement"), shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby or hereby.

          (b) During the period from the date hereof to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, promptly furnish to Parent and Acquisition and Parent and Acquisition shall promptly furnish to the Company (i) a copy of each report, schedule, registration statement and other document filed by it with the SEC, or received by it from the SEC, during such period, and (ii) such other information concerning its business, properties and personnel as may be reasonably requested.

     5.2 No Solicitation.

          (a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on April 6, 2004 (the "Exclusivity Period Start Date"), the Company and its Subsidiaries and their respective officers, directors, employees, agents, advisors, affiliates and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the "Company Representatives") shall have the right to (i) initiate, solicit and encourage (including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as hereinafter defined); provided that the Company shall promptly provide to Parent (x) any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent and (y) the identity of any Person executing an Acceptable Confidentiality Agreement) inquiries with respect to, or the making or submission of, Company Acquisition Proposals (as hereinafter defined) and
(ii) enter into and maintain or continue discussions or negotiations with any Person or group of Persons in furtherance of any such inquiries and to induce the making or submission of Company Acquisition Proposals.

          (b) Subject to Section 5.2(c) and except as may relate to any Person or group of related Persons from whom the Company has received, after the date hereof and prior to the Exclusivity Period Start Date, a written indication of interest that the Board of Directors of the Company or the Special Committee reasonably believes is bona fide and could reasonably be expected to result in a Superior Proposal (as hereinafter defined) (and the Company shall provide notice of, including the identity of the Person or group of related Persons making such indication of interest and the material terms and conditions thereof, within 24 hours following receipt thereof) (each such Person or group, an "Excluded Party"), from the Exclusivity Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall not direct, authorize or permit any of the Company Representatives, and shall be responsible for non-compliance with the following provisions by any of the foregoing, to, directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) any prospective purchaser or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or (B) accept a Company Acquisition Proposal or enter into any agreement or agreement in principle (other than an Acceptable Confidentiality Agreement) providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder. Subject to Section 5.2(c) and except as may relate to an Excluded Party, on the Exclusivity Period Start Date the Company shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by the Company or any Company Representatives with respect to any Company Acquisition Proposal. Notwithstanding anything to the contrary contained herein, the Company (A) shall not, and shall not permit any of the Company Representatives to, provide any non-public information to any Excluded Party without first entering into an Acceptable Confidentiality Agreement and
(B) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any Excluded Party which was not previously provided to Parent.

          (c) Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to obtaining Company Stockholder Approval, (i) the Company has otherwise complied with its obligations under this Section 5.2 and the Company has received a written Company Acquisition Proposal from a third party that the Board of Directors of the Company or Special Committee believes in good faith to be bona fide, (ii) the Board of Directors of the Company or the Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal and (iii) after consultation with its outside counsel, the Board of Directors of the Company or the Special Committee determines in good faith that taking such action is necessary for the Board of Directors of the Company or the Special Committee to comply with its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (A) will provide notice to Parent of the identity of the Person making such Company Acquisition Proposal and the material terms and conditions thereof prior to furnishing any such information or participating in any such discussions or negotiations, (B) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement and
(C) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent. Nothing contained in this Section 5.2 shall prohibit the Company or the Board of Directors of the Company from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any other disclosure required by applicable Law.

          (d) Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) (A) withdraw (or modify in a manner adverse to Parent and Acquisition), or propose to withdraw (or modify in a manner adverse to Parent and Acquisition), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, or the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any alternative Company Acquisition Proposal, including any Permitted Alternative Agreement (any action described in this clause (i) being referred to as an "Adverse Recommendation Change") or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement and, to the extent a Company Acquisition Proposal involves the issuance of securities to stockholders of the Company, other than an appropriate confidentiality agreement that allows the Company to receive and review confidential information with respect to proposed issuer of any such securities); provided, that the Company shall not be prohibited from entering into a Permitted Alternative Agreement (as hereinafter defined) in accordance with Section 7.1(g). Notwithstanding the foregoing, at any time prior to obtaining Company Stockholder Approval, the Board of Directors of the Company may make an Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that it is required to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law.

          (e) From and after the date hereof, the Company shall (i) keep Parent generally informed on a current basis of the status of and material developments respecting any solicitations, inquiries, proposals and/or negotiations (including the identity of the Person making any such inquiry, solicitation or proposal and as to the material terms and price in respect of any Company Acquisition Proposal), (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all written acquisition proposals sent or provided to the Company or any Company Representatives from any Person and (iii) provide notice to Parent of any intent to take any of the actions described in Section 7.1(f) or to terminate this Agreement pursuant to Section 7.1(g) or to enter into a Permitted Alternative Agreement (it being understood that the Company shall not be entitled to take any of the actions described in
Section 7.1(f), or to terminate this Agreement in accordance with Section 7.1(g) unless and until it provides Parent not less than the lesser of (x) two business days and (y) three calendar days notice of such proposed action or termination, as the case may be).

          (f) As used in this Agreement, "Company Acquisition Proposal" means any inquiry, proposal or offer from any Person or group of Persons relating to any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the outstanding Company Common Stock, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding Company Common Stock, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

          (g) As used in this Agreement, "Superior Proposal" means (i) either
(A) a Company Acquisition Proposal but changing the references to "20% or more" in the definition of "Company Acquisition Proposal" to "50% or more" or (B) a Company Acquisition Proposal as a result of which the individuals comprising the Board of Directors of the Company prior to such transaction do not constitute a majority of the board of directors (or other governing body) of the entity surviving or resulting from such transaction or the ultimate parent entity following such transaction, and (ii) which the Board of Directors of the Company or the Special Committee in good faith determines (based on such matters as it deems relevant, including the advice of its independent financial advisor and outside counsel), (A) would, if consummated, result in a transaction that is more favorable to the stockholders of the Company entitled to receive the Merger Consideration hereunder (in their capacities as stockholders), from a financial point of view, than the transactions contemplated hereby (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise) and (B) is capable of being, and is reasonably likely to be, completed without undue delay.

          (h) As used in this Agreement, an "Acceptable Confidentiality Agreement" shall mean a confidentiality and standstill agreement that contains provisions which are no less favorable to the Company than those contained in the Confidentiality Agreement.

     5.3 Fees and Expenses.

          (a) Except as otherwise provided in this Section 5.3 and except with respect to claims for damages incurred as a result of a material and willful breach of this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. The Company shall pay all costs and expenses in connection with the printing and mailing of the Proxy Statement, as well as all SEC filing fees related to the transactions contemplated hereby.

          (b) In the event of any termination of this Agreement (i) by Parent under Section 7.1(d) (so long as the breach or failure to perform giving rise to such right of termination was a willful and knowing breach or failure to perform) or Section 7.1(f), (ii) by the Company under Section 7.1(g) or (iii) by Parent or the Company under Section 7.1(c) or 7.1(h) if, but only if (in the case of termination under Section 7.1(c) or Section 7.1(h) only) (A) a proposed Company Acquisition Proposal shall have been communicated to the Board of Directors of the Company or the Special Committee or publicly announced prior to the (x) Termination Date (as hereinafter defined) and not withdrawn (as defined below) prior to the 30th day preceding the Termination Date, in the case of a termination under Section 7.1(c), or (y) Special Meeting and not withdrawn prior to the tenth day preceding the mailing date of the Proxy Statement, in the case of a termination under Section 7.1(h), and (B) within twelve months after such termination pursuant to 7.1(c) or 7.1(h), the Company (and/or its Subsidiaries) enter(s) into a definitive agreement with respect to, or consummate(s), a transaction that would have constituted a Company Acquisition Proposal (the "Subsequent Transaction"), then the Company shall (A) pay to WCAS Management Corporation ("WCAS Management"), a fee in the amount of $12,000,000 (the "Company Termination Fee") and (B) reimburse WCAS Management for the documented out-of-pocket fees and expenses reasonably incurred by it, Parent and Acquisition in connection with this Agreement and the transactions contemplated hereby (including fees and other amounts (including fees and other payments based on a percentage of the Company Termination Fee or the proposed aggregate Merger Consideration) payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to WCAS Management, Parent and its affiliates) in an aggregate amount not to exceed $1,000,000 (the "Expenses"), in each case, in cash, by wire transfer of immediately available funds to an account designated by WCAS Management. The Company shall pay the Company Termination Fee and the Expenses to WCAS Management (x) in the case of a termination pursuant to Section 7.1(d) (in the case of a willful or knowing breach or failure to perform), 7.1(f) or 7.1(g), on the day of termination of this Agreement or (y) in the case of a termination pursuant to Section 7.1(c) or 7.1(h), on the date, if any, of the entering into of a definitive agreement with respect to, or the consummation of, as the case may be, the Subsequent Transaction referred to in clause (iii)(B) above. As used herein, with respect to any Company Acquisition Proposal, "withdrawn" shall mean that (i) such offer was withdrawn publicly or, if such Company Acquisition Proposal has not been publicly announced, that the Board of Directors of the Company or the Special Committee has confirmed in writing to Parent that is has been withdrawn, (ii) since the withdrawal of such Company Acquisition Proposal, there shall have been no further negotiations with respect thereto between the Person or group of Persons making such Company Acquisition Proposal (or such Person's or group's representatives) and the Company (or any Company Representatives) and no further delivery of confidential information by the Company (or any Company Representatives) to such Person or group (or such Person's or group's representatives) and (iii) the Company shall have requested that the Person or group making such Company Acquisition Proposal return or destroy all confidential information previously delivered to such Person or group (or such Person's or group's representatives); provided, that no Company Acquisition Proposal shall be considered to have been "withdrawn" for purposes of this Section 5.3(b) if, within twelve months after the termination of this Agreement, the Company (and/or any of its Subsidiaries) enter(s) into a definitive agreement with respect to, or consummate(s), a Subsequent Transaction with the Person or group of Persons who made such Company Acquisition Proposal (or any affiliate thereof).

     5.4 Brokers or Finders.

          (a) The Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, except for the Financial Advisor, whose fees and expenses will be paid by the Company in accordance with the Company's agreements with such firm (copies of which have been delivered by the Company to Parent prior to the date of this Agreement).

          (b) Parent and Acquisition represent that no agent, broker, investment banker, financial advisor or other firm or person engaged by Parent or

Acquisition is or will be entitled to receive from the Company any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition except as set forth in the Financing Letters and as set forth on Schedule 5.4(b).

     5.5 Indemnification; Directors' and Officers' Insurance.

          (a) All rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Effective Time and rights to advancements of expenses relating thereto now existing in favor of the current or former directors, officers, employees and agents of the Company and its Subsidiaries (the "Indemnitees") as provided in their respective charters and/or bylaws (or similar organizational documents) or in any indemnification agreement listed on Schedule 5.5(a) shall survive the Merger and, for a period of six years from the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Indemnitees, unless an alteration or modification of such documents is required by applicable Law or each Indemnitee affected thereby otherwise consents in writing thereto.

          (b) For a period of six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain officers' and directors' liability insurance and fiduciary liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, to the extent available ("D&O Insurance") covering Indemnitees who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous in the aggregate to such indemnified parties than such existing insurance (copies of which policies have been made available to Parent and Acquisition); provided, that the Surviving Corporation will not be required to pay an annual premium therefor in excess of 250% of the last annual premium paid prior to the date hereof, which the Company represents and warrants to be $897,815 (the "Current Premium"); provided, further, that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 250% of the Current Premium.

          (c) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, proper provisions shall be made so that such Person assumes the obligations set forth in this Section 5.5.

          (d) This Section 5.5, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation and the Indemnitees, each of whom may enforce the provisions of this Section 5.5 (whether or not parties to this Agreement).

     5.6 Reasonable Best Efforts.

          (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable Law or otherwise, to consummate and make effective the transactions contemplated by this Agreement.

          (b) If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the parties to this Agreement shall direct their respective officers and directors to take all such necessary action.

          (c) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers and employees to provide, all necessary cooperation reasonably requested by Parent or Acquisition in connection with the arrangement of, and the negotiation of agreements with respect to, the Financing (and any substitutions or replacements thereof), including (i) by making available to Parent and Acquisition and such financing sources and their representatives, personnel (including for participation at organizational meetings, drafting sessions for offering memoranda and in road shows), documents and information of the Company and its Subsidiaries as may reasonably be requested by Parent or Acquisition or such financing sources (ii) if applicable, by cooperating with financing sources in achieving a timely offering and/or syndication of Financing (or such substitutions or replacements) reasonably satisfactory to Parent and Acquisition and such financing sources and (iii) by using reasonable best efforts to cause the Company's independent accountants to provide any reports, consents and comfort letters reasonably requested in connection with the Financing. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to repay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company and its Subsidiaries identified by Parent and/or to exercise its purchase option under its end loaded lease facility; provided in each case that such call or any agreement to repay, redeem, exercise and/or renegotiate may be rescinded if the Merger is not completed on or prior to the effective date of any such prepayment, repayment, redemption, exercise and/or renegotiation, as the case may be, and, provided, further, that the Company and its Subsidiaries shall not be required to make any non-cancelable payments in connection with such actions.

     5.7 Publicity. The parties will consult with each other and will mutually agree upon any press release or other public announcement pertaining to the Merger, the Debt Offer, the Financing or this Agreement and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement. The parties have agreed that the Company may issue the press release attached hereto as Exhibit A promptly following the execution and delivery of this Agreement.

     5.8 Consents and Approvals; State Takeover Laws.

          (a) Parent, Acquisition and the Company shall cooperate with one another in (i) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, agreements, commitments, leases, licenses, arrangements, instruments or obligations, in connection with the consummation of the transactions contemplated hereby and (ii) seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, each of the parties hereto shall file or cause to be filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") any notification required to be filed by it or its "ultimate parent" company under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated by this Agreement. Such parties will use their reasonable best efforts to make such filings promptly and to respond on a timely basis to any requests for additional information made by either of such agencies. Each of the parties hereto agrees to furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and the FTC, the Antitrust Division or any other Governmental Entity or members or their respective staffs, on the other hand, with respect to the Merger, other than personal financial information filed therewith.

          (b) Each party hereto shall cooperate and use its reasonable best efforts to promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions, filings and other documents, and use its reasonable best efforts to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Entity required to be obtained or made by Parent, Acquisition or the Company or any of their respective affiliates in connection with the Merger or the taking of any other action contemplated by this Agreement. The Company will use its reasonable best efforts to obtain prior to the Effective Time any consent, approval or waiver from third parties necessary to allow the Company, its Subsidiaries and the Company Managed Practices to continue operating their businesses as presently conducted as a result of the consummation of the transactions contemplated hereby.

          (c) Each party hereto agrees to furnish the other with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entities, including any filings necessary under the provisions of the HSR Act.

          (d) Without limiting the foregoing, the Company and its Board of Directors shall (i) use their commercially reasonable efforts to take all action necessary or otherwise reasonably requested by Parent or Acquisition to exempt the Merger from the provisions of any applicable takeover, business combination, control share acquisition or similar Law and (ii) if any takeover, business combination, control share acquisition or similar Law becomes applicable to this Agreement or the Merger, use their reasonable best efforts to take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

     5.9 Notification of Certain Matters. Each party shall give prompt written notice to each other party of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any representation or warranty of such party contained in this Agreement that is qualified as to materiality being or becoming as of any time between the date of this Agreement and the Effective Time untrue or inaccurate at such time in any respect or any such representation or warranty that is not so qualified being or becoming as of any time between the date of this Agreement and the Effective Date untrue or inaccurate in any material respect, (d) the failure of it to comply with or satisfy in any material respect any obligation to be complied with or satisfied by it under this Agreement or (e) the commencement or threat of any Company Litigation or any other action, suit, investigation, inquiry or proceeding which relates to the consummation of the transactions contemplated hereby or the issuance of any Order affecting the Company, any of its Subsidiaries or, to the extent known by the Company, any Company Managed Practice or any of their respective properties or assets, in either case which, if pending, threatened or issued, as the case may be, on or prior to the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.1. The Company shall provide bi-weekly written updates to Parent on an aggregated basis regarding the status of negotiations between the Company, its Subsidiaries or if known to the Company, the Company Managed Practices, on the one hand, and commercial entities, on the other hand, relating to the pricing for drugs or other pharmaceutical products for purposes of reimbursement. The delivery of any notice pursuant to this Section 5.9 is for informational purposes and shall not limit or otherwise affect the remedies available hereunder to any party or parties receiving such notice.

     5.10 Continuation of Employee Benefits.

          (a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor in accordance with their terms all of the existing employment, severance, consulting and salary continuation agreements between the Company or any of its Subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its Subsidiaries or group of such officers, directors, employees or consultants that are set forth on
Schedule 5.10(a).

          (b) Until the first anniversary of the Effective Time the Surviving Corporation will not materially and adversely alter the benefits (including health benefits, severance policies and general employment policies and procedures) that are available to employees of the Company and its Subsidiaries on the date hereof (other than modifications to any employee benefit plans in the ordinary course of business consistent with past practice and other than with respect to any equity-based compensation). Nothing in this Section 5.10(b) shall be deemed to prevent the Surviving Corporation or any of its Subsidiaries from making any change required by applicable Law.

          (c) To the extent permitted under applicable Law, each employee of the Company or its Subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation and its Subsidiaries in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, for purposes of determining
(i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

          (d) This Section 5.10, which shall survive the consummation of the Merger at the Effective Time and shall continue without limit except as expressly set forth herein, is intended to benefit and bind the Surviving Corporation and any Person referenced in this Section 5.10, each of whom may enforce the provisions of this Section 5.10 whether or not parties to this

Agreement. Except as provided in paragraph (a) above, nothing contained in this
Section 5.10 shall create any third party beneficiary rights in any employee or former employee (including any dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation with respect to continued employment for any specified period of any nature or kind whatsoever.

     5.11 Preparation of the Proxy Statement; Special Meeting.

          (a) As soon as practicable following the date of this Agreement (but in any event no later than fifteen (15) business days after the date hereof), the Company shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the Proxy Statement, and the parties hereto shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the
Schedule 13E-3. The parties will cooperate with each other in connection with the preparation of the Proxy Statement and the Schedule 13E-3. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC and mailed to its stockholders as promptly as practicable after such filing, and the parties hereto will use their reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as practicable after such filing. Each party agrees to correct any information provided by it for use in the Proxy Statement or the Schedule 13E-3 which shall have become false or misleading. The Company will as promptly as practicable notify Parent of (i) the receipt of any oral or written comments from the SEC and (ii) any request by the SEC for any amendment to the Proxy Statement or the Schedule 13E-3 or for additional information. The parties hereto shall provide each other with reasonable opportunity to review and comment on drafts of the Proxy Statement (including each amendment or supplement thereto) and the Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC (provided that the Company shall (i) include in any such documents or responses all comments reasonably proposed by Parent and (ii) not file, mail or otherwise deliver such document or respond to the SEC or the staff of the SEC over Parent's reasonable objection), prior to filing such with or sending such to the SEC, and the parties hereto will provide each other with copies of all such filings made and correspondence with the SEC. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the stockholders of the Company.

          (b) The Company shall, acting through its Board of Directors and in accordance with applicable Law and the Certificate of Incorporation and the Bylaws of the Company, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable after the date hereof (and, in no event later than 45 days after the mailing of the Proxy Statement to the stockholders of the Company) for the purpose of considering and taking action upon this Agreement and the Merger and, subject to
Section 5.2(d), shall solicit proxies in favor of approval of this Agreement and the Merger. Subject to Section 5.2(d), the Board of Directors of the Company shall recommend approval of this Agreement and the Merger by the Company's stockholders and shall include such recommendation, together with a copy of the opinion referred to in Section 3.1(m), in the Proxy Statement. Without limiting the generality of the foregoing, the Company's obligations pursuant to the first sentence of this Section 5.11(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or (ii) an Adverse Recommendation Change. Notwithstanding the foregoing, if the Company properly exercises its right to terminate this Agreement pursuant to Section 7.1(g), the Company's obligations pursuant to the first sentence of this Section 5.11(b) shall terminate.

     5.12 Consequences If Rights Are Triggered. If any Distribution Date (as defined in the Rights Agreement) or Shares Acquisition Date (as defined in the Rights Agreement) occurs under the Rights Agreement at any time during the period from the date of this Agreement to the Effective Time other than as a result of the actions of Parent, Acquisition or their respective affiliates, the Company, Parent and Acquisition shall make such adjustment to the per share Merger Consideration (without any increase in the aggregate Merger Consideration) as the Company, Parent and Acquisition shall mutually agree so as to preserve the economic benefits that the parties each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger.

     5.13 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent's prior written consent, which consent shall not be unreasonably withheld or delayed.

     5.14 Debt Tender Offer. (a) At such time as requested by Parent and Acquisition (provided that Parent and Acquisition shall coordinate with the Company regarding such timing), the Company shall (i) commence a cash tender offer to purchase all of the Company's outstanding 9-5/8% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") and (ii) solicit the consent of the holders of the Senior Subordinated Notes regarding the amendments (the "Indenture Amendments") described on Schedule 5.14 hereto to the covenants contained in the Indenture, dated as of February 1, 2002, among the Company, certain Subsidiaries of the Company, as guarantors, and JP Morgan Chase Bank, as trustee. Such offer to purchase and consent solicitation (the "Debt Offer") shall be made on such terms and conditions as are described on Schedule 5.14 and such other terms and conditions agreed to by Parent and Acquisition; provided, that, in any event, the parties agree that the terms and conditions of the Debt Offer shall provide that the closing thereof shall be contingent upon the closing of the Merger. The Company shall waive any of the conditions to the Debt Offer and make any other changes in the terms and conditions of the Debt Offer as may be reasonably requested by Parent and Acquisition, and the Company shall not, without Parent's and Acquisition's prior consent, waive any condition to the Debt Offer described on Schedule 5.14, or make any changes to the terms and conditions of the Debt Offer. The Company covenants and agrees that, subject to the terms and conditions of this Agreement, including but not limited to the terms and conditions to the Debt Offer, it will accept for payment, and pay for, the Senior Subordinated Notes and effect the Indenture Amendments, in each case contemporaneously with, and contingent upon, the Effective Time. The Company shall enter into a customary dealer manager agreement and a customary information agent agreement with a dealer manager and information agent, respectively, recommended by Parent (and reasonably acceptable to the Company).

          (b) Promptly following the date of this Agreement, the Company shall prepare, subject to advice and comments of Parent and Acquisition, an offer to purchase the Senior Subordinated Notes and forms of the related letters of transmittal and summary advertisement, as well as all other information and exhibits that may be necessary or advisable in connection with the Debt Offer (collectively, the "Offer Documents"). In the event that this Agreement is terminated in accordance with Article VII, the Company will have the right to amend the Offer Documents without Parent's consent. All mailings to the holders of Senior Subordinated Notes in connection with the Debt Offer shall be subject to the prior review, comment and approval of Parent and Acquisition; provided, however, that the comment and approval of Parent and Acquisition shall not be unreasonably withheld or delayed. The Company will use its reasonable best efforts to cause the Offer Documents to be mailed to the holders of the Senior Subordinated Notes as promptly as practicable following receipt of the request from Parent and Acquisition under paragraph (a) above to do so.

          (c) If at any time prior to the Effective Time any information should be discovered by any party hereto, which should be set forth in an amendment or supplement to the Offer Documents mailed to holders of Senior Subordinated Notes so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall promptly be prepared by the Company and, if required, filed by the Company with the SEC or disseminated by the Company to the holders of the Senior Subordinated Notes.


                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable Law, by each party hereto prior to the Effective Time of the following conditions:

          (a) This Agreement shall have been adopted at the Special Meeting (or an adjournment thereof) by the Required Vote.

          (b) Any applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated, and all consents, approvals and actions of, filings with, and notices to, all Governmental Entities required of Parent, Acquisition or the Company or any of their respective Subsidiaries or other affiliates in connection with the transactions contemplated hereby shall have been made, obtained or effected, as the case may be, except for those, the failure of which to be made, obtained or effected has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c) No Order or Law shall be in effect that prevents or restricts the consummation of the Merger or the other transactions contemplated hereby; provided, that prior to invoking this condition, each party shall use its reasonable best efforts to have any such legal prohibition or restraint removed.

     6.2 Conditions to the Obligation of Parent and Acquisition to Effect the Merger. The obligation of Parent and Acquisition to effect the Merger is further subject to the following conditions, any or all of which may be waived, in whole or in part by Parent and Acquisition, on or prior to the Effective Time, to the extent permitted by applicable Law:

          (a) The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that, to the extent any such representation or warranty speaks as of a specified date, it need only be true and correct as of such specified date) and Parent and Acquisition shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

          (b) The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date and Parent and Acquisition shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

          (c) There shall not be pending or threatened any suit, action, investigation, inquiry or proceeding by any Governmental Entity (i) challenging the acquisition by Parent or Acquisition of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, or seeking to place limitations on the ownership of shares of Company Common Stock by Parent or Acquisition or seeking to obtain from the Company, Parent or Acquisition any damages that are material to the Company, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of any business or of any properties or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to divest or hold separate any portion of any business or of any properties or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger, (iii) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries or (iv) otherwise having, or being reasonably expected to have, a Company Material Adverse Effect.

          (d) The Company shall have received all written consents, waivers and authorizations necessary to provide for the continuation in full force and effect after the Effective Time of all contracts, agreements, commitments, leases, licenses, arrangements, instruments and obligations of the Company and its Subsidiaries (i) listed on Schedule 6.2(d) hereof or (ii) which, if not so continued as a result of the consummation of the Merger, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (e) There shall not have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstances or state of facts, that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, whether or not covered by insurance.

          (f) Parent and Acquisition shall have obtained the proceeds of the

Bank Financing substantially on the terms contemplated by the Senior Bank and Bridge Loan Commitment Letter or alternative financing on terms (including amounts and pricing) no less favorable to Parent and Acquisition (or Parent's equity investors and their affiliates) in any material respect than those set forth in the Senior Bank and Bridge Loan Commitment Letter.

          (g) Not less than a majority of the aggregate principal amount of the Senior Subordinated Notes shall have been tendered and accepted for payment by the Company in accordance with the terms and conditions of the Debt Offer, and the Indenture Amendments shall have been approved and shall have become effective, in each case concurrently with the effectiveness of the Merger.

          (h) The total number of Dissenting Shares shall not exceed 8% of the issued and outstanding shares of Company Common Stock as of the Effective Time.

     6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the following conditions, any or all of which may be waived, in whole or in part by the Company, on or prior to the Effective Time, to the extent permitted by applicable Law:

          (a) The representations and warranties of Parent and Acquisition set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Acquisition set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that, to the extent any such representation or warranty speaks as of a specified date, it need only be true and correct as of such specified date) and the Company shall have received a certificate signed on behalf of Parent and Acquisition by their respective presidents to the effect set forth in this paragraph.

          (b) Parent and Acquisition shall have performed in all material respects the obligations required to be performed by them under this Agreement on or prior to the Closing Date and the Company shall have received a certificate signed on behalf of Parent and Acquisition by their respective presidents to the effect set forth in this paragraph.

          (c) Parent and Acquisition shall have obtained the proceeds of the Financing or alternative financing in an aggregate amount that is sufficient to allow the Surviving Corporation to fulfill its obligations under Article II hereof.


                                  ARTICLE VII

                           TERMINATION AND ABANDONMENT

     7.1 Termination and Abandonment. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after Company Stockholder Approval:

          (a) by mutual written consent of the Company, Parent and Acquisition;

          (b) by Parent or the Company, if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action shall have become final and non-appealable;

          (c) by Parent or the Company, if the Effective Time shall not have occurred on or before 5:00 p.m., Eastern Standard Time, on August 31, 2004 (the "Termination Date"); provided, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to fulfill or breach of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (d) by Parent, if (i) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the Company shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied (in either case, other than as a result of a material breach by Parent or Acquisition of any of their respective obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after the Company has received written notice from Parent of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Termination Date);

          (e) by the Company, if (i) any of the representations and warranties of Parent and Acquisition contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.3(a) would not be satisfied, or (ii) Parent or Acquisition shall have breached or failed to comply with any of their respective obligations under this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied (in either case, other than as a result of a material breach by the Company of any of its obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after Parent has received written notice from the Company of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Termination Date);

          (f) by Parent, if (i) an Adverse Recommendation Change shall have occurred, (ii) the Board of Directors of the Company shall have failed to recommend to the Company's stockholders that they approve this Agreement and the Merger at the Special Meeting, (iii) a tender or exchange offer that would constitute an alternative Company Acquisition Proposal is commenced on or after the date of this Agreement and the Board of Directors of the Company or any committee thereof fails to recommend against the acceptance of such tender or exchange offer by the stockholders of the Company (including by means of taking no position with respect to the acceptance of such tender or exchange offer by the stockholders of the Company) within ten business days from the commencement thereof or (iv) if the Board of Directors of the Company or any committee thereof resolves to take any of the foregoing actions;

          (g) by the Company, at any time prior to obtaining the Company Stockholder Approval, upon the Board of Directors of the Company resolving to enter into, subject to the terms of this Agreement, including Section 5.3, a definitive agreement containing a Company Acquisition Proposal by a third party; provided, that (i) the Board of Directors of the Company shall not so resolve unless (A) the Company shall have complied with its obligations under Section 5.2, (B) the Board of Directors of the Company shall have determined in good faith (after consultation with its independent financial advisors and outside counsel) that such Company Acquisition Proposal constitutes a Superior Proposal and such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to the stockholders of the Company under applicable Law, and (C) the Company shall have fully negotiated the final terms of such Company Acquisition Proposal; (ii) immediately following the Board of Directors of the Company so resolving, the Company shall have so notified Parent and provided to Parent in writing the identity of the Person making, and the final terms and conditions of, such Company Acquisition Proposal; (iii) such termination pursuant to this Section 7.1(g) shall not be effective until the end of the earlier of (x) the second business day and (y) the third calendar day after Parent's receipt of notice of the final terms and conditions of such Company Acquisition Proposal; and (iv) the Company shall have the right to enter into a definitive agreement (a "Permitted Alternative Agreement") containing a Company Acquisition Proposal during the period commencing upon the Board of Directors of the Company so resolving in accordance with this Section 7.1(g) and ending upon the termination of this Agreement pursuant to this Section 7.1(g) so long as (A) the effectiveness of such agreement is conditioned upon the Company complying with its obligations under Section 5.2, Section 5.3 and this Section 7.1(g), (B) the effectiveness of such agreement is conditioned upon the termination of this Agreement pursuant to this Section 7.1(g) and (C) immediately following the execution of such agreement, such agreement and all related agreements, exhibits, schedules and other documents are delivered to Parent; or

          (h) by Parent or the Company, if the Special Meeting is held and the Company fails to obtain Company Stockholder Approval at the Special Meeting (or any reconvened meeting after any adjournment thereof).

Any party desiring to terminate this Agreement shall give written notice of such termination to the other parties.

     7.2 Effect of Termination. In the event of any termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no further liability or obligation hereunder on the part of any party hereto or their respective affiliates, officers, directors or stockholders, except that (a) the last sentence of
Section 5.1(a), Section 5.3, Section 5.4, this Section 7.2 and Article VIII shall survive such termination and (b) no such termination shall relieve any party from liability for a material and willful breach of any term or provision hereof.


                                  ARTICLE VIII

                                  MISCELLANEOUS

     8.1 Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time except for covenants and agreements that contemplate performance after the Effective Time (which covenants and agreements shall survive in accordance with their terms).

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

     8.2 Specific Performance. The parties hereto acknowledge and agree that any breach or threatened breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

     8.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission and the sending (on the date of such facsimile transmission) of a confirmation copy of such facsimile by nationally recognized overnight courier service or by certified or registered mail, postage prepaid). Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) one business day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any business day or the next succeeding business day if sent by facsimile after 5:00 p.m. (EST) on any business day or on any day other than a business day or (iv) five business days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

          (a) if to Parent or Acquisition, to it:

              c/o Welsh, Carson, Anderson & Stowe IX, L. P.
              320 Park Avenue, Suite 2500
              New York, New York 10022-6815
              Attn: D. Scott Mackesy
              Facsimile: (212) 893-9566

              with a copy to:

              Ropes & Gray LLP
              45 Rockefeller Plaza
              New York, New York 10111
              Attn: Othon A. Prounis, Esq.
              Facsimile: (212) 841-5725

          (b) if to the Company, to:

              US Oncology, Inc.
              16825 Northchase Drive
              Houston, Texas 77060
              Attn:  Boone Powell, Jr., Burton S. Schwartz, M.D.,
                     Vicki Hitzhusen and Phil Watts, Esq.
              Facsimile:  832-601-6688

              with a copy to:

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

              Fulbright & Jaworski L.L.P.
              1301 McKinney, Suite 5100
              Houston, Texas  77010-3095
              Attn:  Charles H. Still, Esq.
              Facsimile:  (713) 651-5246

     8.4 Interpretation. As used herein, the words "hereof", "herein", "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and the words "Article" and "Section" are references to the articles and sections of this Agreement unless otherwise specified. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". Unless otherwise provided herein, each accounting term used in this Agreement has the meaning given to it in accordance with GAAP. As used in this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act. When used herein, the phrase "to the knowledge of" any Person or any similar phrase means the actual knowledge of the officers and directors of such Person and such Person's Subsidiaries and other individuals who have similar powers and duties as the officers of such Persons. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement or statute referred to herein means such agreement or statute as from time to time amended, qualified or supplemented, including, in the case of statutes, by succession of comparable successor statutes. References to the Securities Act and to the Exchange Act are also references to the rules and regulations of the SEC promulgated thereunder. References to a Person are also to its successors and permitted assigns. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

     8.5 Counterparts. This Agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement, including the schedules hereto, together with the confidentiality and nondisclosure provisions of the Confidentiality Agreement, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof (other than the confidentiality and nondisclosure provisions of the Confidentiality Agreement which shall survive the execution and delivery of this Agreement). This Agreement shall be binding upon and inure to the benefit of each party hereto and to their respective successors and permitted assigns, and, except as provided in Sections 5.3(b), 5.5 and 5.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     8.7 Amendment. This Agreement may be amended, modified or supplemented, only by written agreement of Parent, Acquisition and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that, after Company Stockholder Approval is obtained, no term or condition contained in this Agreement shall be amended or modified in any manner that by Law requires further approval by the stockholders of the Company without so obtaining such further stockholder approval.

     8.8 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts required hereby, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

     8.9 Governing Law. This Agreement, and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof.

     8.10 Submission to Jurisdiction. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have complete subject matter jurisdiction, any other court of the State of Delaware or the United States District Court for the District of Delaware, in any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

     8.11 Assignment. No party hereto shall assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Any assignment in violation of the foregoing shall be null and void.

     8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction, by final judgment no longer subject to review, to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as neither the economic nor legal substance of the transactions contemplated herein is affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

               [THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

                                THE COMPANY:

                                 US ONCOLOGY, INC.

                                 /s/ R. Dale Ross

                                 By:_______________________________
                                    Name: R. Dale Ross
                                    Title: Chairman and Chief Executive Officer


                                 PARENT:

                                 OILER HOLDING COMPANY

                                 /s/ D. Scott Mackesy

                                 By:_______________________________
                                     Name: D. Scott Mackesy
                                     Title: President


                                  ACQUISITION:

                                  OILER ACQUISITION CORP.

                                  /s/ D. Scott Mackesy

                                  By:_______________________________
                                     Name: D. Scott Mackesy
                                     Title: President

                                                                     Exhibit E
                                                                     ---------

                 SECTION 8.04(a) OF THE PARTNERSHIP AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.

     (a) The General Partner, members of the Board of Advisors, Principals of the General Partner, GP Affiliates and employees of WCAS Management Corporation may, subject to any fiduciary duty any such persons may have, invest their own funds in Securities of portfolio companies of the Partnership on terms no better than those obtained, or which could be obtained, by the Partnership at the time of the investment, provided, however, that, except in the case of members of the Board of Advisors, such investments shall be made solely in the manner set forth in paragraph (b) below. The following procedures shall govern sales by the General Partner, members of the Board of Advisors, Principals of the General Partner, GP Affiliates and employees of WCAS Management Corporation of Securities of portfolio companies of the Partnership acquired by them (including without limitation Securities issued upon conversion thereof or in exchange therefor), whether in accordance with paragraph (b) below, by distribution from the Partnership or otherwise.

          (i) no such Securities shall be sold until at least 25% of the maximum amount of Securities of such portfolio company held by the Partnership have either been sold, distributed or otherwise disposed of by the Partnership, and thereafter, any such Securities which shall have been acquired by such person other than by distribution from the Partnership or another partnership under common control with the Partnership shall not be sold in an amount which exceeds, as a percentage of such Securities originally held by such Person, the percentage of the maximum amount of such Securities held by the Partnership that shall, at the time, have been sold, distributed or otherwise disposed of by the Partnership; and

          (ii) if any Securities of such portfolio company held by the Partnership are sold, whether pursuant to an effective registration statement filed under the Securities Act of 1933 or otherwise, and the General Partner, members of the Board of Advisors, Principals of the General Partner, GP Affiliates or employees of WCAS Management Corporation are able to participate in such transaction, the Partnership shall have a prior right of sale (on terms no less favorable to the Partnership than those on which such other persons so participate) with respect to all the Securities held by it which it desires to sell (it being understood that, if nonpublic sales or other dispositions of any such Securities are effected by such other person on a basis permitted by (i) above (other than in a transaction in which the Partnership participates as therein contemplated), at a time when the Partnership still holds the same Securities, the terms shall be no more favorable to such other person than those available to the Partnership at the time).